Filed Pursuant to Rule 424(b)(4)
Registration No. 333-231239

PROSPECTUS

3,750,000 shares

Common stock

Twist Bioscience Corporation is offering 3,750,000 shares of its common stock.

Our common stock is listed on the Nasdaq Global Select Market under the symbol “TWST.” The last reported sale price of our common stock on the Nasdaq Global Select Market on May 8, 2019 was $21.81 per share.

We are an “emerging growth company,” as defined under the federal securities laws and, as such, we have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings.

	Per share	Total

Public offering price	$21.00	$78,750,000

Underwriting discounts and commissions(1)	$1.26	$4,725,000

Proceeds, before expenses, to Twist Bioscience Corporation	$19.74	$74,025,000

(1)	See “Underwriting” for additional disclosure regarding underwriting discounts and commissions and estimated offering expenses.

We have granted the underwriters a 30-day option to purchase up to 562,500 additional shares of common stock from us at the public offering price less the underwriting discounts and commissions.

Investing in our common stock involves a high degree of risk. See the section entitled “Risk factors” beginning on page 20 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to purchasers on or about May 13, 2019.

Joint book running managers

J.P. Morgan	Cowen	Evercore ISI

Lead manager

Baird

May 8, 2019

NEITHER WE NOR THE UNDERWRITERS HAVE AUTHORIZED ANYONE TO PROVIDE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS OR IN ANY FREE WRITING PROSPECTUSES WE HAVE PREPARED. NEITHER WE NOR THE UNDERWRITERS TAKE RESPONSIBILITY FOR, AND CAN PROVIDE NO ASSURANCE AS TO THE RELIABILITY OF, ANY OTHER INFORMATION THAT OTHERS MAY GIVE YOU. THIS PROSPECTUS IS AN OFFER TO SELL ONLY THE SHARES OFFERED HEREBY, BUT ONLY UNDER CIRCUMSTANCES AND IN JURISDICTIONS WHERE IT IS LAWFUL TO DO SO. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS CURRENT ONLY AS OF ITS DATE.

For investors outside of the United States: We have not, and the underwriters have not, done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside of the United States.

“Twist Bioscience,” and “Sequencespace” are registered trademarks in the United States and, in some cases, in certain other countries and our logo is an unregistered trademark of Twist Bioscience Corporation. All other brand names or trademarks appearing in this prospectus, and the information incorporated by reference herein, are the property of their respective holders. Solely for convenience, the trademarks and trade names in this prospectus, and the information incorporated by reference herein, are referred to without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto.

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Prospectus summary

This summary highlights information contained in greater detail elsewhere in this prospectus. Before making an investment in our common stock, you should carefully read this entire prospectus, including the information in our filings with the Securities and Exchange Commission, or SEC, incorporated by reference in this prospectus, before deciding to invest in our common stock. Investors should carefully consider the information set forth in our consolidated financial statements and the related notes thereto and the information in the sections entitled “Risk factors,” “Management’s discussion and analysis of financial condition and results of operations” and “Business.” The last day of our fiscal year is September 30.

Overview

We are a leading and rapidly growing synthetic biology and genomics company that has developed a disruptive DNA synthesis platform to industrialize the engineering of biology. The core of our platform is a proprietary technology that pioneers a new method of manufacturing synthetic DNA by “writing” DNA on a silicon chip. We have combined this technology with proprietary software, scalable commercial infrastructure and an e-commerce platform to create an integrated technology platform that enables us to achieve high levels of quality, precision, automation, and manufacturing throughput at a significantly lower cost than our competitors. We are leveraging our unique technology to manufacture a broad range of synthetic DNA-based products, including synthetic genes, tools for next generation sample preparation, and antibody libraries for drug discovery and development. Additionally, we believe our platform will enable new value-add opportunities, such as discovery partnerships for biologic drugs, and will enable new applications for synthetic DNA, such as digital data storage, which will drive growth in the market for our products. We sell our synthetic DNA and synthetic DNA-based products to a customer base of over 700 customers across a broad range of industries.

DNA is the fundamental building block of biology. The ability to design DNA and engineer biology, a field known as synthetic biology, is growing rapidly, and we believe this field represents one of the most exciting areas of growth and technological innovation in the 21st century. The ability to modify DNA to serve different purposes is leading to a broad range of applications for synthetic DNA and synthetic DNA-based products across multiple industries, including:

•	healthcare for the discovery and production of new therapeutics and molecular diagnostics;

•

industrial chemicals for cost-effective and sustainable production of new and existing specialty chemicals and materials, such as spider silk, nylon, rubber, fragrances, food flavors and food additives;

•	agriculture for more effective and sustainable crop production;

•	academic research for a broad range of applications; and

•	technology for potential use as an alternative long-term data storage medium.

The synthetic biology market is growing rapidly and is being fueled by increased access to affordable and innovative tools that enable new applications. We believe this is analogous to the trends seen in the next generation sequencing, or NGS, market, where declining costs of sequencing drove adoption, new applications and market expansion. Similarly, tools that combine advanced production technology with modern digital technology and software capabilities, such as our DNA synthesis platform, are driving growth and market creation for synthetic DNA and synthetic DNA-based products. According to BCC Research, in calendar year

2017, the market for synthetic biology products was approximately $4.4 billion and is expected to grow to $13.9 billion by calendar year 2022. We believe this period of accelerated growth in the synthetic biology industry is in its early stages.

The applications of our DNA synthesis platform are broad. Our mission is to be the leading provider of synthetic genes, which are comprised of strands of synthetic DNA. We have leveraged the versatility of our platform to expand our portfolio to include other synthetic DNA-based products and address additional market opportunities, including next generation sequencing sample preparation, and we are pursuing vertical market opportunities in biological drug discovery and development and digital data storage.

In April 2016, we launched the first applications of our platform, synthetic genes and high diversity collections of oligonucleotides, or oligo pools, to disrupt the gene synthesis market and make legacy DNA synthesis methods obsolete. We believe that the traditional DNA synthesis methods used by our competitors are inherently limited in scalability and are not optimized to satisfy the rapidly growing demand for high-quality, low-cost synthetic DNA. Our silicon-based chip technology is able to increase DNA production by a factor of 9,600 on a footprint similar to that of traditional DNA synthesis methods. Also, it significantly lowers the volume of required reagents, specifically the most expensive reagent by a factor of 1,000,000, and improves the precision of the synthesis process relative to legacy methods. This enables us to produce high-quality synthetic DNA on a much larger scale and at lower cost than competitors.

In February 2018, we launched an innovative and comprehensive sample preparation kit for next generation sequencing. Our kit leverages our platform to precisely synthesize oligo pools and uniformly amplify the desired target DNA segments, considerably improving the accuracy of the downstream sequencing analysis, saving both time and sequencing costs.

We have also commercialized a custom DNA library solution which enables more effective biologic drug discovery and development for our customers. We believe we can further leverage our platform to develop other proprietary tools, such as our G-protein coupled receptor, or GPCR, library and antibody optimization solution, to provide an end-to-end solution in biologics drug discovery and early development, from target to investigational new drug, or IND, application, adding value as a partner to biotechnology and pharmaceutical companies. We presented early proof-of-concept for both our GPCR library and our antibody optimization solution at a recent industry meeting. In addition, we signed an agreement with LakePharma, a leading contract research, development and manufacturing organization, to offer our antibody discovery solutions to their customers and to offer our customers their early development services.

We also aim to explore development of DNA as a digital data storage medium via internal research and industry partnerships. We are currently working with Microsoft and the University of Washington on a DARPA-funded project to increase the speed of storing data by a factor of ten. In addition, we applied for a significantly larger government contract to expedite our efforts in making DNA data storage commercially viable, and we are currently in contract negotiations to receive this non-dilutive financing.

From inception to March 31, 2019, we have sold our products to more than 700 customers. In fiscal year 2018 we served 717 customers and reported $25.4 million in revenue including $14.9 million to the industrial chemicals sector, $5.8 million in revenues to over 300 institutions in the academic research sector, $0.5 million the agricultural sector and $4.2 million healthcare sector. The industrial chemicals segment includes sales $8.7 million to Ginkgo Bioworks (which we believe is the largest purchaser of synthetic DNA). Our healthcare sector sales include $2.1 million in NGS products sales to diagnostic companies and $1.2 million sales to 13 of the top 20 pharmaceutical companies by revenue. The agricultural sector includes $0.2 million in sales to four of the largest agricultural biotechnology companies.

Our currently marketed products target the synthetic DNA market, a sub-segment of the synthetic biology market, and NGS sample preparation, a large adjacent market opportunity. We estimate that the combined market opportunity was $1.8 billion in calendar year 2016. Based on market research, we believe that current estimates understate our market potential because they reflect the costly, time-consuming, and cumbersome nature of legacy DNA synthesis technologies. We believe our solution has the potential to materially expand our initial market by providing end users access to high-quality and lower cost tools, encouraging adoption and facilitating new applications for our products.

We have built a scalable commercial platform that enables us to reach a diverse customer base that we estimate consists of over 100,000 synthetic DNA users today. In order to address this diverse customer base, we have employed a multi-channel strategy comprised of a direct sales force targeting synthetic DNA customers, a direct sales force focusing on the NGS market and an e-commerce platform. We launched our proprietary, innovative, and easy-to-use e-commerce platform in October 2017 to existing customers and expanded access to the general public in January 2018. Our platform allows customers to design, validate, and place on-demand orders of customized DNA online. This is a critical part of our strategy to address our large and diverse customer base, as well as drive commercial productivity, enhance the customer experience, and promote loyalty.

Since our formation in 2013, we have grown rapidly and achieved several key milestones that we believe position us for continued growth and success:

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In 2015, we demonstrated the benefits and validated the commercial utility of our proprietary silicon-based platform for DNA synthesis through a proof-of-concept program called the Alpha Access program, which provided initial access to our platform to select customers.

•

In 2016, we (i) secured a long-term contract with Ginkgo Bioworks to provide up to 100 million base pairs of DNA, which we believe was the largest agreement for synthetic DNA at that time, (ii) launched our early commercial access program in April called the Beta Access program to select customers and expanded our existing relationship with Ginkgo Bioworks, (iii) acquired Genome Compiler Corporation to add software design capabilities for our e-commerce ordering system, (iv) laid the groundwork to pursue an opportunity in biologics drug discovery though a relationship with Distributed Bio, Inc., or Distributed Bio and (v) supplied DNA to Microsoft Corporation for its work with the University of Washington to develop DNA as a data storage medium.

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In 2017, we continued to increase penetration with existing customers and expand our customer base, by (i) serving 286 customers (up from 97 customers in 2016), (ii) extending the scope of our relationship with Microsoft Corporation and the University of Washington, (iii) entering into an agreement to supply thousands of genes for public benefit through the BioBricks Foundation, (iv) successfully achieving industry-leading volumes of synthetic DNA shipped every month, (v) becoming an OEM supplier of synthetic DNA to four synthetic DNA manufacturers that also compete with us and (vi) launching our e-commerce platform to existing customers in October 2017.

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In 2018, we continued to experience revenue growth greater than the estimated rate of growth of the synthetic biology market, expanded into new market opportunities for next-generation sequencing and antibody biologics discovery, and enhanced our global distribution capabilities by (i) launching our e-commerce platform to the general public, (ii) launching our NGS target enrichment solutions at a major medical conference, (iii) completing a private financing with funds reserved for building Chinese operations, (iv) signing international distributors in Asia Pacific, (v) expanding our management team to support our entry into the biologics drug discovery and early development and (vi) signing a new agreement with Ginkgo Bioworks to deliver up to approximately 1.3 billion base pairs over a period of four years.

•

In 2019, we (i) launched our five kilobase genes at a price significantly lower than our competitors, (ii) opened up our Twist API to any customer who would like to integrate it within their workflow, (iii) continued to grow our NGS product line with the introduction of several products to our early access customers including: the Twist Fast Hybridization and Wash Kit, Twist Universal Blockers, Twist Universal Adapter System and the Twist Mechanical Fragmentation Library Prep Kit for highly-degraded samples, (iv) shipped to more than 100 NGS customers with 18 customers now in production, (v) received International Organization for Standardization, or ISO, 9001:2015 and 13485:2016 certifications for our quality management systems for manufacturing our NGS Target Enrichment Panels, the latter for medical device applications and (vi) generated early proof-of-concept data from the GPCR library and antibody optimization software for Twist Biopharma.

We generated revenues of $25.4 million in fiscal 2018, $10.8 million in fiscal 2017 and $2.3 million in fiscal 2016, while incurring net losses of $71.2 million, $59.3 million and $44.1 million in fiscal years 2018, 2017 and 2016, respectively. In the six months ended March 31, 2019, we generated revenues of $25.0 million while incurring net losses of $48.6 million. Since our inception, we have incurred significant operating losses. Our ability to generate product revenue sufficient to achieve profitability will depend heavily on the success of our existing products and development and commercialization of additional products in the synthetic biology industry.

Our headquarters and manufacturing facilities are located in San Francisco, California. As of March 31, 2019, we had 329 full-time employees worldwide, including three locations in the San Francisco Bay Area and an international location in Tel Aviv, Israel. We also utilize a team of 26 dedicated commercial consultants across the European Union and the United Kingdom and 14 dedicated commercial consultants across Asia. In May 2018, we received private funding to establish production facilities and commercial operations in China. Through March 31, 2019, we have raised a total of $360.1 million in net proceeds from the sale of equity securities, including $69.6 million in net proceeds from our initial public offering in October 2018.

The synthetic biology industry

We operate in the field of synthetic biology, which is undergoing an era of rapid innovation and transformation. Synthetic biology is the engineering of biology to build new biological systems or re-design existing biological systems. The ability to design DNA and engineer biology is creating advances and benefits for a broad and growing range of applications for synthetic DNA and synthetic DNA-based products across multiple industries, including:

•	healthcare for the discovery and production of new therapeutics and molecular diagnostics;

•

industrial chemicals for cost-effective and sustainable production of new and existing specialty chemicals and materials, such as spider silk, nylon, rubber, fragrances food flavors and food additives;

•	agriculture for more effective and sustainable crop production;

•	academic research for a broad range of applications; and

•	technology for potential use as an alternative long-term data storage medium.

According to BCC Research, the overall market for synthetic biology products was approximately $4.4 billion in calendar year 2017 and is expected to grow to over $13.9 billion by calendar year 2022. This industry momentum creates a significant opportunity for us to grow within our existing markets as well as expand our product offering.

Synthetic DNA is the fundamental building block of synthetic biology. Users of synthetic biology can design synthetic DNA to regulate the production of these proteins and molecules to achieve a specific functional purpose. While synthetic DNA has been produced for more than 40 years, the complexities of biology and the production constraints inherent in legacy processes have historically limited the applications and market opportunities for DNA synthesis.

Limitations of existing solutions

Traditional methods of DNA synthesis consist of a two-step process that initially involves the synthesis of oligonucleotides, also referred to as oligos, which are short strands of DNA. These oligos are then combined to create longer strands of DNA. Currently, there are two primary methodologies used by others to create synthetic DNA, the 96-well plate method and the microarray method, each having production limitations that we believe make these technologies sub-optimal to satisfy the rapidly growing demand for synthetic DNA. In addition, because the synthesis of oligos can introduce errors in the sequence order, all DNA synthesis methods require a process called cloning to produce many identical copies of a strand of DNA, such as a clonal gene. Today, all of our competitors use one of these two primary methods of DNA synthesis and require cloning for clonal genes.

96-well plate method of DNA synthesis

Introduced as early as the 1950s, a 96-well plate is a flat plastic plate, roughly the size of two smartphones, with eight rows of 12 wells that are used as small test tubes. Instead of creating one sequence of DNA at a time in a single test tube, the 96-well plate allows researchers to create 96 oligos in parallel, one in each well. While this process successfully achieves DNA synthesis, it requires high volumes of phosphoramidites, an expensive raw material, as well as other ancillary reagents. It also produces excessive amounts of the final product, significantly more than is required for most subsequent processes, resulting in material that is discarded and an unnecessary expense. Additionally, this process is not scalable to produce high volumes, as approximately 100 oligos are needed to assemble one gene and therefore only one gene can be made from each 96-well plate.

Microarray method of DNA synthesis

Unlike a 96-well plate, a microarray is a flat surface made of plastic or glass on which DNA is synthesized directly in an array of discrete locations. Microarrays allow large numbers of oligos to be synthesized in parallel, increasing DNA production by up to four orders of magnitude when compared to the 96-well plate. However, while this method can make 100 genes in parallel, it remains difficult to scale, requires many steps, and results in significant waste of materials.

Cloning

Cloning is a tedious process to filter out errors and produce many identical copies of a strand of DNA, such as a gene. While the cloning process results in a precise sequence, it is incredibly slow and labor intensive and generally takes around 10 business days to complete. As a result, it is time consuming, expensive, and, in many cases, not an efficient use of researchers’ time. In general, more accurate DNA synthesis technology results in fewer errors in the sequence order and reduces the time and costs required or allocated to the cloning process.

Our platform

We developed the Twist Bioscience DNA synthesis platform to address the limitations of throughput, scalability, and cost inherent in legacy DNA synthesis methods. Our platform stems from extensive analyses of, and improvements to, the existing gene synthesis and assembly workflows. Our core technologies combine expertise in silicon, software, fluidics, chemistry, and motion and vision control to miniaturize thousands of parallel chemical reactions on silicon and write thousands of strands of DNA in parallel. With a footprint that is similar to the size of a 96-well plate that produces one gene, we are able to produce 9,600 genes in parallel. Based on current production needs, we have intentionally designed our latest chip to make 6,144 genes in parallel, but we have the current capability to increase this to 9,600 genes, as needed. We have combined our DNA synthesis technology with propriety software and a scalable commercial infrastructure to create our vertically integrated DNA synthesis platform capable of delivering very large volumes of high-quality synthetic DNA at low cost.

We believe that buyers of DNA are looking for a product and purchasing experience that delivers on a number of key factors and that our platform is uniquely designed to meet these customer needs and overcome the limitations of legacy DNA synthesis methods in order to support the growing demand for synthetic DNA:

	Customer desires	Twist Bioscience advantages

Quality and accuracy	• Quality and accuracy is a basic requirement for all customers. Deviations from customer specifications can render customers’ downstream uses less productive or ineffective.

•  Synthetic DNA providers are able to supply perfect clonal DNA to the customer. However, existing DNA synthesis technologies require significant cloning and error filtration to produce perfect clonal DNA. We are able to consistently produce high-quality oligos with what we believe is an industry-leading error rate of 1/1000 base pairs. This enables us to reduce the cloning and error filtration necessary to achieve perfect clonal DNA.

Cost

•  Cost is a critical consideration for both large and small-scale customers. Large-scale commercial DNA purchasers that outsource their DNA supply are becoming increasingly price sensitive due to their growing demand for DNA.

•  Because we miniaturize the chemical reaction on a silicon chip, require lower volumes of reagents, and automate the production process, we are able to dramatically lower the production cost per base pair of DNA and offer our synthetic DNA at a lower price than competitors.

• On the other hand, smaller-scale users, particularly academic users, typically have made their own DNA because of limited budgets relative to the prices charged by legacy DNA suppliers.

•  As of September 2018, the publicly available pricing of our competitors for clonal DNA ranged from $0.15—$2.00 per base pair (assuming an order size of 150 base pairs). Our standard pricing for comparable DNA is $0.09 per base pair for genes between 300 and 1,800 base pairs in length and $0.12—$0.15 per base pair for genes between 3,200 base pairs and 5,000 base

	Customer desires	Twist Bioscience advantages
pairs. One of the best demonstrations of our cost advantage is that we supply synthetic DNA to four other competing synthetic DNA providers.

Throughput/scale

•  As the applications for synthetic biology have expanded, customers are increasingly seeking to purchase large quantities of DNA in relatively short periods of time, which often cannot be supplied by a single synthetic DNA provider due to production capacity constraints. Ordering from multiple suppliers to fulfill large orders can be costly and administratively cumbersome for customers.

•  Our silicon chip technology is able to increase DNA production by a factor of 9,600 on a footprint similar to traditional DNA synthesis methods. We currently have the capability to manufacture 20 million oligonucleotides per month that can be combined into high-precision oligo pools of various sizes. These oligonucleotides can be used to create multiple products including genes. We currently have the capacity to produce more than 45,000 genes per month, which we believe is the highest in the industry. We have agreed to supply up to approximately 1.3 billion base pairs to Ginkgo Bioworks over a period of four years, which we believe is the largest volume supply commitment in the industry to date.

Turnaround time

•  The time between placement of the order and delivery is a key consideration for customers. For example, pharmaceutical companies are focused on shortening internal R&D timelines and ready availability of high-quality, synthetic DNA to meet their internal timelines.

•  Because our platform enables the large-scale production of DNA, our turnaround time is largely independent of order size. We have enhanced our manufacturing capabilities and expect to reduce turnaround time on large commercial quantities of genes (i.e., orders of over 15,000 genes per month) to 10 business days.

	Customer desires	Twist Bioscience advantages

Product offering/ complexity	• Customers require a broad range of products including different gene lengths, complicated sequences and a wide range of additional configurations to fulfill a diverse set of applications and uses.

•  Because we synthesize each oligonucleotide individually, we can customize orders to almost any customer’s specifications. We currently offer genes of up to 5,000 base pairs in length, which we believe satisfies a substantial portion of the market for synthetic DNA today. We expect to offer genes of up to 10,000 base pairs in the future. Unlike traditional DNA synthesis technologies, we can also manufacture a broad range of additional products on our same DNA synthesis platform, including antibody libraries and oligo pools, among others.

Reliability	• Customers value the reliability of a supplier to deliver on promises of quality and turnaround time to allow them to plan their downstream workflow and hit internal deadlines.	• Due to our throughput capability and proprietary integrated production and ordering process we have been able to consistently meet the specifications and turnaround time that we promise customers.

E-commerce capability

•  Customers, particularly smaller-scale customers, value an intuitive, seamless e-commerce experience that tracks orders from placement to delivery to simplify and automate the purchasing process. Some customers also value an application protocol interface, or an API, for electronic integration into their own procurement systems.

•  While some synthetic DNA providers have an e-commerce platform for ordering DNA, we believe we offer the most comprehensive e-commerce platform consisting of customized quotes, automated feedback on the feasibility of the sequence and the ability to track orders from placement to delivery. An API is also a core component of our e-commerce system.

Our target markets

Our currently marketed product offering addresses a market opportunity that was approximately $1.8 billion in calendar year 2016. We believe our solution has the potential to materially expand our initial market by providing end-users with access to high-quality and lower cost tools, encouraging adoption and facilitating new applications for our products, such as pharmaceutical biologics drug discovery and digital data storage in DNA.

Synthetic DNA market

We believe that our current market opportunity for synthetic DNA was approximately $1.3 billion in calendar year 2016. The market consists of those who buy DNA, or DNA Buyers, and those who make their own DNA, or DNA Makers. Driven by access to more affordable and high-quality synthetic DNA, we believe that there is a strong trend of DNA Makers converting to DNA Buyers. According to BCC Research, the size of the DNA Buyer market in 2016 was approximately $300 million and is growing at a rate of approximately 20% annually as existing DNA Buyers develop new uses for synthetic DNA and existing DNA Makers convert to DNA Buyers. We estimate our market opportunity in the DNA Maker market to be approximately $950 million. Our market estimate is based on the market sizes for products used in manual DNA synthesis, including the cloning and restriction digestion enzyme market in 2016, according to a report on Molecular Biology by Markets and Markets.

NGS sample preparation market

Our NGS sample preparation kits address the demand for better sample preparation products that improve the sequencing workflow, increase sequencing accuracy and lower sequencing costs. We offer kits consisting of double-stranded DNA probes and a comprehensive target enrichment kit that are used for exome sequencing and custom targeted sequencing. Kalorama Information, a division of marketresearch.com, estimates the market for sample preparation for next generation sequencing was approximately $500 million in calendar year 2016 and growing at approximately 20% annually.

Pharmaceutical biologics drug discovery

We believe we are uniquely positioned to capture a larger portion of the drug discovery value chain given that our synthetic DNA products are already used by our pharmaceutical partners throughout the drug development process. As part of our effort in this market, we recently launched our custom DNA library solution which facilitates biologic drug discovery and development. We are already in agreement with a top three pharmaceutical company by revenue to supply our custom DNA libraries instead of them producing their own. In addition to our custom DNA libraries, we are also developing other proprietary tools, such as a wholly-owned GPCR library and an antibody optimization solution, that we believe will enable us to provide an end-to-end solution in biologics drug discovery and early development, from target to investigational new drug, or IND, application, and adding value as a partner to biotechnology and pharmaceutical companies. These partnerships may include upfront, milestone and royalty payments.

Digital data storage in DNA

Due to the explosion of data across many industries, finding efficient means of storage has become more important. Through the Semiconductor Research Corporation, many leading semiconductor companies,

including Microsoft Corporation, IBM Corporation, Micron Technology, Inc., Autodesk Inc., Mentor Graphics Corporation and GlobalFoundries Inc., are exploring DNA as a data storage medium. We have strategic relationships with Microsoft Corporation and the University of Washington through which we have demonstrated the feasibility of storing data on DNA and the unique benefits of longevity, density, and universality of this format. We believe that in three to five years, new DNA technologies and cost efficiencies could surpass mature information technology hardware solutions to allow data storage in DNA to become cost competitive with traditional storage media and enable us to target several large markets within data storage. The market for digital data storage is more than $35 billion and we believe DNA can address several segments within this market.

Our growth strategy

Our objective is to be the leading provider of synthetic DNA worldwide and to leverage the versatility of our platform to build a leadership position in other synthetic DNA-based product markets in which we have a competitive advantage. We intend to accomplish this objective by executing on the following:

•	Maintain and expand our position as the provider of choice for high-quality, affordable synthetic genes and DNA to customers across multiple industries;

•	Become a leading supplier of NGS sample preparation products;

•	Conduct antibody therapeutic discovery and optimization for our current customers and future partners;

•	Continue to explore development of DNA as a digital data storage medium via internal research and government and industry partnerships; and

•	Expand our global presence.

Beyond these opportunities, we are working with industry partners to create new markets for our products by leveraging the versatility of our platform.

Recent developments

Synthetic Biology Product Line

Expanded product line for genes

In January 2019, we expanded our synthetic biology product portfolio to offer genes up to five kilobases, or 5kb, in length at industry-leading pricing of $0.15 per base pair with a turnaround time between 15 and 25 days. In the second quarter of fiscal 2019, our average turnaround time for genes 3 to 5kb was approximately 14 days.

Expanded access for synthetic biology products

In January 2019, we made our Application Programming Interface, or Twist API or TAPI, available for all customers interested in designing and building genes and their pathways in one step.

NGS Product Line

ISO Certification

In January 2019, our quality management systems for manufacturing our NGS Target Enrichment Panels in our Mission Bay San Francisco offices received ISO 9001:2015 and 13485:2016 certifications, the latter for medical device applications. In addition to continuing to provide NGS tools to our current customer base, we now have the ability to support customers in more regulated markets that require ISO certification from their key reagent suppliers. We anticipate obtaining these certifications for our new facility in South San Francisco in the fourth quarter of the calendar year.

Expanded product line for NGS

In February 2019, we expanded our NGS product portfolio to add several new product solutions to Early Access customers including Twist Fast Hybridization and Wash Kit, Twist Universal Blockers to allow flexible blocking and improved on-target capture; the Twist Universal Adapter System, to maximize performance for library preparation; and, the Twist Mechanical Fragmentation Library Prep Kit for highly-degraded samples.

Biologics Drug Discovery

Early Proof-of-concept validation of GPCR library and antibody optimization software

In April 2019, we presented early proof-of-concept data that our high-throughput antibody discovery platform identifies functional antibodies against GPCR targets and can readily develop antibodies with affinities in the nanomolar range. These antibodies exhibited multiple modes of action to modulate GPCR activity.

In April 2019, we presented early proof-of-concept data that our antibody optimization software successfully generated anti-PD-1 antibodies with similar or improved binding affinity when compared to certain commercial anti-PD-1 antibodies on the market for cancer therapy.

Collaboration with LakePharma

In April 2019, we announced a strategic collaboration with LakePharma to offer antibody discovery and development solutions to pharmaceutical and biotechnology customers. Under the terms of the agreement, LakePharma will have the ability to offer Twist’s proprietary antibody discovery and optimization platforms to their existing and future biopharmaceutical customers as part of their service offerings. One such Twist platform that may be offered is for discovery of novel therapeutic antibodies against a major class of protein drug targets known as GPCRs, which traditionally have been difficult for biologics drug development. GPCRs have been heavily investigated due to their involvement in multiple disease classes, including inflammation, cancer, metabolism, respiratory, and pain. In return, we may offer our customers access to LakePharma’s integrated discovery and development services. Each of we and LakePharma will share with each other a percentage of certain revenues generated from customers who purchase services as a result of the collaboration.

Antibody Optimization Service for Pandion

In April 2019, we announced a new collaboration with Pandion Therapeutics, to apply our antibody optimization platform to the targeting arm of a bispecific antibody.

DNA Digital Data Storage

Pursuit of grant funding

In March 2019, we entered contract negotiations for a government contract to support our efforts to make DNA data storage commercially viable. We expect these negotiations to take several months to come to resolution.

Risks related to our business

Investing in our common stock involves substantial risk. You should carefully consider all of the information in this prospectus prior to investing in our common stock. There are several risks related to our business that are described under “Risk factors” in this prospectus and in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2019, incorporated by reference herein. Among these important risks are the following:

•	We are an early stage company with limited operating history, which may make it difficult to evaluate our current business and predict our future performance;

•	We have incurred net losses in every period to date, and we expect to continue to incur significant losses as we develop our business and may never achieve profitability;

•	If we are unable to attract new customers and retain and grow sales from our existing customers, our business will be materially and adversely affected;

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Rapidly changing technology and extensive competition in synthetic biology and genomics could make the products we are developing obsolete or non-competitive unless we continue to develop new and improved products and pursue new market opportunities;

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We and our chief executive officer are currently involved in litigation with Agilent Technologies, Inc., or Agilent, in which Agilent has alleged a claim of trade secret misappropriation against Twist Bioscience and trade secret misappropriation and other related claims against our chief executive officer, and an adverse result could harm our business and results of operations;

•	Our revenue, results of operations, cash flows and reputation in the marketplace may suffer upon the loss of a significant customer;

•	The continued success of our business relies heavily on our disruptive technologies and products and our position in the market as a leading provider of synthetic DNA using a silicon chip; and

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If we are unable to obtain, maintain and enforce intellectual property protection, others may be able to make, use, or sell products and technologies substantially the same as ours, which could adversely affect our ability to compete in the market.

Corporate information

We were incorporated in Delaware on February 4, 2013. Our principal executive offices are located at 455 Mission Bay Boulevard South, Suite 545, San Francisco, CA 94158. Our telephone number at that location is (800) 719-0671. References in the prospectus, and the information incorporate by reference herein, to “we,” “our,” “us,” “Twist Bioscience” and the “Company” refer to Twist Bioscience Corporation and, where appropriate, its wholly-owned subsidiaries unless the context requires otherwise. Our corporate website address is www.twistbioscience.com. The information contained on our website is not incorporated by reference into this prospectus, and you should not consider any information contained on, or that can be accessed through, our website to be part of this prospectus. We have included our website address only as an inactive textual reference and do not intend it to be an active link to our website.

Implications of being an emerging growth company

We qualify as an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended, or the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012, or the JOBS

Act. As such, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to:

•	an exemption from complying with the auditor attestation requirements of Section 404 of the Sarbanes Oxley Act of 2002, as amended, or Section 404;

•	reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

•	an exemption from the requirement to seek non-binding advisory votes on executive compensation.

We have elected to take advantage of certain of the reduced disclosure obligations in the registration statement of which this prospectus is a part and the documents incorporated herein by reference and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information that we provide to our stockholders may be different than you might receive from other public reporting companies in which you hold equity interests.

In addition, Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably opted out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the JOBS Act.

We could remain an “emerging growth company” for up to five years, or until the earliest of (a) the last day of the first fiscal year in which our annual gross revenues exceed $1.07 billion, (b) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter and (c) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period.

The offering

The following information assumes that the underwriters do not exercise their option to purchase additional shares in the offering. See “Underwriting.”

Common stock offered by us	3,750,000 shares

Common stock to be outstanding after the offering	31,774,052 shares (32,336,552 if the underwriters exercise their option to purchase additional shares in full)

Option to purchase additional shares of common stock	The underwriters have an option to purchase a maximum of 562,500 additional shares of common stock from us. The underwriters can exercise this option at any time within 30 days from the date of this prospectus.

Use of proceeds	As of March 31, 2019, we had cash, cash equivalents and short-term investments of $104.3 million. We intend to use the net proceeds from this offering, together with our existing cash, cash equivalents and short-term investments for the following purposes: (i) approximately $12.0 million to $14.0 million to improve and update our platform and core technologies by investing in equipment, expanding our NGS research and development capabilities, investing in production software, consolidating in new operation facilities and increasing our capacity; (ii) approximately $15.0 million to $18.0 million to expand our commercial operations including marketing, NGS sales and technical services in the United States, Europe and Asia, including $1.0 million to $2.0 million for our expansion in China; (iii) approximately $15.0 million to $17.0 million to continue to expand in the pharmaceutical biologics drug discovery and DNA data storage markets; (iv) approximately $13.0 million to $15.0 million to establish our NGS operations in China and (v) the balance for working capital and general corporate purposes. While we have no current agreements, commitments or understandings for any specific strategic acquisitions or in-licenses at this time, we may use a portion of the net proceeds for these purposes. See “Use of proceeds” for more information.

Material U.S. federal income tax considerations for non-U.S. holders	For a discussion of the material U.S. federal income tax considerations that may be relevant to prospective investors who are non-U.S. holders, please see “Material U.S. federal income tax considerations for non-U.S. holders.”

Risk factors	Investing in our common stock involves a high degree of risk. You should carefully read and consider the information set forth under “Risk factors” and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2019 incorporated by reference herein, and all other information in this prospectus before investing in our common stock.

Nasdaq Global Select Market symbol	“TWST”

Except as otherwise indicated, all information in this prospectus is based upon 28,024,052 shares of our common stock (including 66,197 unvested shares of restricted common stock subject to our repurchase right) outstanding as of March 31, 2019, and excludes:

•	3,932,469 shares of our common stock issuable upon exercise of stock options outstanding as of March 31, 2019, having a weighted-average exercise price of $14.58 per share;

•	485,860 shares of our common stock issuable upon the settlement of outstanding restricted stock units as of March 31, 2019;

•	1,397,566 shares of common stock reserved for future grant or issuance under our 2018 Equity Incentive Plan, or the 2018 Plan;

•	275,225 shares of common stock reserved for future grant or issuance under our 2018 Employee Stock Purchase Plan, or the 2018 ESPP;

•	32,064 shares of common stock issuable upon the exercise of outstanding warrants to purchase our common stock outstanding as of March 31, 2019, having an exercise price of $6.24 per share;

•	16,221 shares of our common stock issuable upon the exercise of outstanding warrants to purchase common stock outstanding as of March 31, 2019, having an exercise price of $7.84 per share;

•	18,854 shares of our common stock, issuable upon the exercise of outstanding warrants to purchase common stock outstanding as of March 31, 2019, having an exercise price of $14.85 per share; and

•	7,531 shares of our common stock issuable upon the exercise of outstanding warrants to purchase common stock outstanding as of March 31, 2019, having an exercise price of $21.24 per share.

Except as otherwise indicated, all information in this prospectus reflects and assumes:

•	no exercise or termination of outstanding stock options or warrants after March 31, 2019; and

•	no exercise by the underwriters of their option to purchase additional shares of common stock from us.

Summary consolidated financial information

The following table summarizes our historical consolidated financial data and should be read together with our consolidated financial statements, the notes to our consolidated financial statements incorporated by reference in this prospectus, as well as the information in the sections titled “Selected consolidated financial data” and “Management’s discussion and analysis of financial condition and results of operations” appearing in our Annual Report on Form 10-K for the fiscal year ended September 31, 2018, or our 2018 Annual Report, and from our Quarterly Report on Form 10-Q for the quarter ended March 31, 2019, or our Quarterly Report, which are incorporated by reference herein.

We derived the summary consolidated statements of operations and comprehensive loss data for the fiscal years ended September 30, 2016, 2017 and 2018 from our audited consolidated financial statements incorporated by reference in this prospectus from our 2018 Annual Report. We derived the unaudited consolidated statements of operations and comprehensive loss data for the six months ended March 31, 2018 and 2019, and the unaudited consolidated balance sheet data as of March 31, 2019, from our unaudited condensed consolidated financial statements incorporated by reference from our Quarterly Report. We have prepared the unaudited condensed consolidated financial statements as of March 31, 2019 and for the six months ended March 31, 2019 and 2018 on a basis consistent with our audited consolidated financial statements and have included, in our opinion, all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair statement of the financial information set forth in those statements. The summary financial data included in this section are not intended to replace the financial statements and related notes incorporated by reference in this prospectus. Our historical results are not necessarily indicative of our future performance, and our interim results are not necessarily indicative of the results to be expected for the full fiscal year.

	Year ended September 30,			Six months ended March 31,
(in thousands, except share and per share amounts)	2016	2017	2018	2018	2019

Consolidated statements of operations and comprehensive loss:
Revenues	$2,269	$10,767	$25,427	$10,479	$25,049

Operating expenses:
Cost of revenues	9,421	24,020	32,189	15,593	23,646
Research and development	18,230	19,169	20,347	9,014	16,180
Selling, general and administrative	18,274	26,060	43,450	19,241	34,383

Total operating expenses	$45,925	$69,249	$95,986	$43,848	$74,209

Loss from operations	$(43,656)	$(58,482)	$(70,559)	$(33,369)	$(49,160)
Interest income	241	412	999	306	1,439
Interest expense	(746)	(905)	(1,313)	(590)	(688)
Other income (expense), net	73	(55)	(121)	(62)	(36)

Loss before income taxes	$(44,088)	$(59,030)	$(70,994)	$(33,715)	$(48,445)
Provision for income taxes	—	(280)	(242)	(95)	(127)

Net loss attributable to common stockholders	$(44,088)	$(59,310)	$(71,236)	$(33,810)	$(48,572)

Other comprehensive loss
Change in unrealized gain (loss) on investments	9	(9)	—	—	13
Foreign currency translation adjustment	—	33	54	21	(236)

Comprehensive loss	$(44,079)	$(59,286)	$(71,182)	$(33,789)	$(48,795)

Net loss per share attributable to common stockholders—basic and diluted(1)	$(23.58)	$(24.49)	$(25.51)	$(12.74)	$(2.06)

Weighted average shares used in computing net loss per share attributable to common stockholders—basic and diluted(1)	1,869,631	2,422,243	2,792,743	2,653,805	23,539,617

(1)	See Note 15 of the notes to our audited annual consolidated financial statements included in our 2018 Annual Report incorporated by reference herein and Note 12 of the notes to our unaudited condensed consolidated financial statements included in our Quarterly Report incorporated by reference in this prospectus for a description of the method used to compute basic and diluted net loss per share attributable to common stockholders.

(In thousands) (unaudited)	As of March 31, 2019
	Actual	As adjusted(2)

Consolidated balance sheet data:
Cash, cash equivalents, and short-term investments	$104,324	$177,326
Working capital	102,411	175,413
Total assets	140,170	213,172
Total liabilities	24,690	24,690
Additional paid-in capital	375,043	448,045
Accumulated deficit	(259,427)	(259,427)
Total stockholders’ equity	115,480	188,482

(2)	The as adjusted balance sheet data reflects the sale of 3,750,000 shares of common stock offered by us in this offering at the public offering price of $21.00 per share after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Risk factors

Investing in our common stock involves a high degree of risk. Before investing in our common stock, you should consider carefully the risks described below, together with the other information contained in this prospectus or incorporated by reference in this prospectus, including the risks and uncertainties discussed under “Risk Factors” in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2019, which are incorporated by reference herein in their entirety. If any of the risks incorporated by reference herein or set forth below occur, our business, financial condition, results of operations and future growth prospects could be materially and adversely affected. In these circumstances, the market price of our common stock could decline, and you may lose all or part of your investment.

Risks relating to owning our common stock and this offering

Our share price may be volatile, and you may be unable to sell your shares at or above the offering price.

The market price of our common stock is likely to be volatile and could be subject to wide fluctuations in response to many risk factors listed in this section, and others beyond our control, including:

•	actual or anticipated fluctuations in our financial condition and operating results, including fluctuations in our quarterly and annual results;

•	announcements of technological innovations by us or our competitors;

•	overall conditions in our industry and the markets in which we operate;

•	addition or loss of significant customers, or other developments with respect to significant customers;

•	changes in laws or regulations applicable to our products;

•	actual or anticipated changes in our growth rate relative to our competitors;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

•	supply chain and production disruption due to our moving primary manufacturing facilities to a new location;

•	additions or departures of key personnel;

•	competition from existing products or new products that may emerge;

•	issuance of new or updated research or reports by securities analysts;

•	fluctuations in the valuation of companies perceived by investors to be comparable to us;

•

disputes or other developments related to proprietary rights, including patents, litigation matters including the Agilent litigation, and our ability to obtain intellectual property protection for our technologies;

•	announcement or expectation of additional financing efforts;

•	sales of our common stock by us or our stockholders;

•	share price and volume fluctuations attributable to inconsistent trading volume levels of our shares;

•	the expiration of contractual lock-up agreements with our executive officers, directors and stockholders; and

•	general economic and market conditions.

Furthermore, the stock markets have experienced price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political and market conditions such as recessions, interest rate changes or international currency fluctuations, may negatively impact the market price of our common stock. If the market price of our common stock after this offering does not exceed the public offering price, you may not realize any return on your investment in us and may lose some or all of your investment. In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could seriously harm our business.

If securities or industry analysts do not publish research or reports about our business or publish negative reports about our business, our share price and trading volume could decline.

The trading market for our common stock depends on the research and reports that securities or industry analysts publish about us or our business. We do not and will not have any control over our analysts. If one or more of the analysts who cover us downgrade our shares or change their opinion of our shares, our share price would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our share price or trading volume to decline.

Future sales and issuances of our common stock or rights to purchase common stock, including pursuant to our equity incentive plans, could result in additional dilution of the percentage ownership of our stockholders and could cause the stock price of our common stock to decline.

We may issue additional securities following the completion of this offering. In the future, we may sell common stock, convertible securities or other equity securities in one or more transactions at prices and in a manner we determine from time to time. We also expect to issue common stock to employees and directors pursuant to our equity incentive plans. If we sell common stock, convertible securities or other equity securities in subsequent transactions, or common stock is issued pursuant to equity incentive plans, investors may be materially diluted. New investors in such subsequent transactions could gain rights, preferences and privileges senior to those of holders of our common stock.

Future sales of our common stock in the public market could cause our share price to fall.

Sales of a substantial number of shares of our common stock in the public market after this offering, or the perception that these sales might occur, could depress the market price of our common stock and could impair our ability to raise capital through the sale of additional equity securities. Based on the number of shares of common stock outstanding as of March 31, 2019, upon the closing of this offering, we will have 31,774,052 shares of common stock outstanding, assuming no exercise of the underwriters’ option to purchase additional shares or of our outstanding options.

All of the common stock sold in this offering will be freely tradable without restrictions or further registration under the Securities Act of 1933, as amended, or the Securities Act, except for any shares held by our affiliates as defined in Rule 144 under the Securities Act. We, our executive officers and directors, and certain of our existing security holders, have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 90 days after the date of this prospectus without first obtaining the written consent of the underwriters. The underwriters may, in their sole discretion, release all or some portion of the shares subject to lock-up agreements with the underwriters prior to expiration of the lock-up period. See also the section of this prospectus captioned “Shares eligible for future sale.” For more information regarding the lock-up agreements with the underwriters see the section of this prospectus captioned “Underwriting.”

Our management team may invest or spend the proceeds of this offering in ways with which you may not agree or in ways which may not yield a return.

Our management will have broad discretion in the application of the net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. Accordingly, investors will need to rely on our judgment with respect to the use of these proceeds. We intend to use the proceeds from this offering primarily to improve and update our platform and core technologies, to expand our sales and marketing capabilities in the United States. and in other geographies, including China, to establish our operations in China, to continue to expand in the pharmaceutical biologics drug discovery and DNA data storage markets, and for working capital and general corporate purposes. While we have no current agreements, commitments or understandings for any specific strategic acquisitions or in-licenses at this time, we may use a portion of the net proceeds for these purposes. For more information see, “Use of proceeds.” The failure by our management to apply these funds effectively could adversely affect our ability to continue maintaining and expanding our business. Until the net proceeds are used, they may be placed in investments that do not produce significant income or that may lose value.

Because the public offering price of our common stock will be substantially higher than the net tangible book value per share of our outstanding common stock following this offering, new investors will experience immediate and substantial dilution.

The public offering price of our common stock is substantially higher than the net tangible book value per share of our common stock immediately following this offering based on the total value of our tangible assets less our total liabilities. Therefore, if you purchase shares of our common stock in this offering, you will experience immediate dilution of approximately $15.12 per share, the difference between the public offering price of $21.00 per share and the net tangible book value per share of our common stock as of March 31, 2019, after giving effect to the issuance of shares of our common stock in this offering. Furthermore, if the underwriters exercise their option to purchase additional shares, or outstanding options and warrants are exercised, you could experience further dilution. For a further description of the dilution that you will experience immediately after the offering, see the section of this prospectus captioned “Dilution.”

Special note regarding forward-looking statements

This prospectus, including the documents incorporated by reference herein, includes forward-looking statements within the meaning of the federal securities laws. We make such forward-looking statements pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting the operating results and financial condition of our business. Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of the times at, or by, which such performance or results will be achieved. Forward-looking statements are based on information available at the time those statements are made and/or management’s good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to, statements about:

•	our ability to increase our revenue and our revenue growth rate;

•	estimates of our expenses, future revenues, capital requirements and our needs for additional financing; our estimates of the size of our market opportunities;

•	our expectations regarding our ability to increase DNA production, reduce turnaround times and drive cost reductions for our customers;

•

our expectations regarding our ability to effectively produce and deliver our sample preparation kits for next generation sequencing, and the kits’ ability to leverage our platform to improve the accuracy of the downstream sequencing analysis;

•

our ability to successfully move our manufacturing operations from our San Francisco facility to our South San Francisco facility and our ability to obtain relevant ISO certifications for the new facility on a timely basis;

•	our ability to effectively manage our growth;

•	our ability to successfully enter new markets and manage our international expansion including in China;

•	our ability to protect our intellectual property, including our proprietary DNA synthesis platform and technology related to our next generation sample preparation kits;

•	costs associated with defending intellectual property infringement and other claims;

•	the effects of increased competition in our business;

•	our ability to keep pace with changes in technology and our competitors;

•	our ability to successfully identify, evaluate and manage any future acquisitions of businesses, solutions or technologies;

•	the success of our marketing efforts;

•	significant disruption in, or breach in security of our information technology systems and resultant interruptions in service and any related impact on our reputation;

•	the attraction and retention of qualified employees and key personnel;

•	the effects of natural or man-made catastrophic events;

•	the effectiveness of our internal controls;

•	changes in government regulation affecting our business;

•	the impact of adverse economic conditions;

•	our use of the net proceeds from this offering; and

•	other risk factors included under “Risk factors” and elsewhere and incorporated by reference in this prospectus.

In addition, in this prospectus, including the documents incorporated by reference herein, the words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “predict,” “potential” and similar expressions, as they relate to our company, our business and our management, are intended to identify forward-looking statements. In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this prospectus, including the documents incorporated by reference herein, may not occur and actual results could differ materially from those anticipated or implied in the forward-looking statements.

Forward-looking statements speak only as of the date of this prospectus or as of the date on which they were made. You should not put undue reliance on any forward-looking statements. We assume no obligation to update forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking information, except to the extent required by applicable laws. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements.

You should read this prospectus, the documents incorporated by reference herein and the documents that we reference in this prospectus and have filed with the Securities and Exchange Commission as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.

Use of proceeds

We estimate that the net proceeds from our issuance and sale of shares of our common stock in this offering will be approximately $73.0 million, or approximately $84.1 million if the underwriters exercise their option to purchase additional shares of our common stock in full, at the public offering price of $21.00 per share after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

As of March 31, 2019, we had cash, cash equivalents and short-term investments of $104.3 million. We currently estimate that we will use the net proceeds from this offering, together with our existing cash, cash equivalents and short-term investments for the following purposes:

•

Approximately $12.0 million to $14.0 million to improve and update our platform and core technologies by investing in equipment, expanding our NGS research and development capabilities, investing in production software, consolidating in new operation facilities and increasing our capacity;

•

Approximately $15.0 million to $18.0 million to expand our commercial operations including marketing, NGS sales and technical services in the United States, Europe and Asia, including $1.0 million to $2.0 million for our expansion in China;

•	Approximately $15.0 million to $17.0 million to continue to expand in the pharmaceutical biologics drug discovery and DNA data storage markets;

•	Approximately $13.0 million to $15.0 million to establish our NGS operations in China; and

•	Any proceeds not applied to the foregoing will be used for working capital and general corporate purposes.

We believe opportunities may exist from time to time to expand our current business through strategic acquisitions or in-licenses of complementary companies or technologies. While we have no current agreements, commitments or understandings for any specific strategic acquisitions or in-licenses at this time, we may use a portion of the net proceeds for these purposes.

This expected use of the net proceeds from this offering and our existing cash, cash equivalents and short-term investments represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve. As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the proceeds to be received upon the completion of this offering or the actual amounts that we will spend on the uses set forth above. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering.

After giving effect to the anticipated net proceeds from this offering, we expect that our existing cash, cash equivalents and short-term investments will be sufficient to fund our planned operating expenses, capital expenditure requirements and debt service payments through at least the next 12 months. We have based this estimate on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect. For additional information regarding our potential capital requirements, see the section hereof entitled “Risk factors”, as well as our Quarterly Report on Form 10-Q for the quarter ended March 31, 2019, which is incorporated by reference herein.

Pending our use of the net proceeds from this offering, we intend to invest the net proceeds in a variety of capital preservation investments, including short-term, investment-grade, interest-bearing instruments and U.S. government securities.

Dividend policy

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any cash dividends in the foreseeable future.

Any decision to declare and pay dividends in the future will be made at the discretion of our board of directors and will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions including compliance with covenants under our credit facilities and other factors that our board of directors may deem relevant. In addition, under the terms of our current credit facilities, we are prohibited from paying cash dividends without the prior consent of Silicon Valley Bank.

Capitalization

The following table sets forth our cash, cash equivalents and short-term investments and capitalization as of March 31, 2019 on:

•	An actual basis; and

•

An as adjusted basis, giving effect to the sale and issuance of shares of our common stock by us in this offering, based upon the public offering price of $21.00 per share after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table together with the section of this prospectus entitled “Management’s discussion and analysis of financial condition and results of operations” and our consolidated financial statements and related notes incorporated by reference in this prospectus.

	As of March 31, 2019
(In thousands, except share and per share data)	Actual	As adjusted
Cash, cash equivalents and short-term investments	$104,324	$177,326

Total debt	$9,161	$9,161

Stockholders’ equity:
Preferred stock, $0.00001 par value: 10,000,000 shares authorized, no shares issued and outstanding, actual; 10,000,000 share authorized, no shares issued and outstanding as adjusted	—	—
Common stock, $0.00001 par value: 100,000,000 shares authorized, 28,024,052 shares issued and outstanding, actual; 100,000,000 shares authorized, 31,774,052 shares issued and outstanding as adjusted	—	—
Additional paid-in capital	375,043	448,045
Accumulated other comprehensive income (deficit)	(136)	(136)
Accumulated deficit	(259,427)	(259,427)

Total stockholders’ equity	115,480	188,482

Total capitalization	$124,641	$197,643

Except as otherwise indicated, all information in this prospectus is based upon 28,024,052 shares of our common stock (including 66,197 unvested shares of restricted common stock subject to our repurchase right) outstanding as of March 31, 2019, and excludes:

•	3,932,469 shares of our common stock issuable upon exercise of stock options outstanding as of March 31, 2019, having a weighted-average exercise price of $14.58 per share;

•	485,860 shares of our common stock issuable upon the settlement of outstanding restricted stock units as of March 31, 2019;

•	1,397,566 shares of common stock reserved for future grant or issuance under the 2018 Plan;

•	275,225 shares of common stock reserved for future grant or issuance under the 2018 ESPP;

•	32,064 shares of common stock issuable upon the exercise of outstanding warrants to purchase our common stock outstanding as of March 31, 2019, having an exercise price of $6.24 per share;

•	16,221 shares of our common stock issuable upon the exercise of outstanding warrants to purchase common stock outstanding as of March 31, 2019, having an exercise price of $7.84 per share;

•	18,854 shares of our common stock, issuable upon the exercise of outstanding warrants to purchase common stock outstanding as of March 31, 2019, having an exercise price of $14.85 per share; and

•	7,531 shares of our common stock issuable upon the exercise of outstanding warrants to purchase common stock outstanding as of March 31, 2019, having an exercise price of $21.24 per share.

Dilution

If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the as adjusted net tangible book value per share of our common stock after this offering. Our historical net tangible book value as of March 31, 2019 was $113.7 million, or $4.06 per share of common stock. Our net tangible book value per share represents total tangible assets less total liabilities divided by the number of shares of common stock outstanding as of March 31, 2019.

After giving effect to our sale of 3,750,000 shares of our common stock in this offering at the public offering price of $21.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our as adjusted net tangible book value as of March 31, 2019 would have been $186.7 million, or $5.88 per share. This represents an immediate increase in net tangible book value of $1.82 per share to our existing stockholders and an immediate dilution of $15.12 per share to new investors purchasing shares of common stock in this offering. The following table illustrates this dilution on a per share basis:

Public offering price per share		$21.00

Historical net tangible book value per share as of March 31, 2019	$4.06

As adjusted net tangible book value per share after giving effect to this offering		$5.88

Dilution in net tangible book value per share to new investors in this offering		$15.12

If the underwriters exercise their option to purchase additional shares in full, the as adjusted net tangible book value per share would be $6.12 per share, and the dilution per share to new investors in this offering would be $14.88 per share.

The following table summarizes the as adjusted basis as described above, as of March 31, 2019, the differences between the existing stockholders and new investors with respect to the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid or to be paid to us at the public offering price of $21.00 per share before deducting underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares purchased		Total consideration		Weighted average price per share
	Number	Percent	Amount	Percent
Existing stockholders	28,024,052	88.2%	$373,250,578	82.6%	$13.32
New investors	3,750,000	11.8%	$78,750,000	17.4%	$21.00
Total	31,774,052	100.0%	$452,000,578	100.0%	$14.23

If all of the outstanding options and warrants noted below were exercised (1) the number of shares of our common stock held by existing stockholders would be increased to 32,517,051 shares, or 89.7% of the total number of shares of our common stock outstanding after this offering, and the percentage of shares of common stock held by new investors participating in the offering would be decreased to 10.3% of the total number of shares of our common stock outstanding after this offering, (2) the consideration paid by existing stockholders would be increased to $431.4 million, or 84.6% of the total consideration paid by stockholders after this offering, and the percentage of consideration paid by new investors participating in the offering would be decreased to 15.4% of the total consideration paid by stockholders after this offering, and (3) the weighted average price per share paid by existing stockholders would decrease to $13.27 per share.

Assuming the exercise of all of our outstanding options and warrants as of March 31, 2019, the amounts set forth in the table immediately above would change as follows:

	Shares purchased		Total consideration		Weighted average price per share
	Number	Percent	Amount	Percent
Existing stockholders	32,517,051	89.7%	$431,353,238	84.6%	$13.27
New investors	3,750,000	10.3%	$78,750,000	15.4%	$21.00
Total	36,267,051	100.0%	$510,103,238	100.0%	$14.07

Except as otherwise indicated, all information in this prospectus is based upon 28,024,052 shares of our common stock (including 66,197 unvested shares of restricted common stock subject to our repurchase right) outstanding as of March 31, 2019, and excludes:

•	3,932,469 shares of our common stock issuable upon exercise of stock options outstanding as of March 31, 2019, having a weighted-average exercise price of $14.58 per share;

•	485,860 shares of our common stock issuable upon the settlement of outstanding restricted stock units as of March 31, 2019;

•	1,397,566 shares of common stock reserved for future grant or issuance under the 2018 Plan;

•	275,225 shares of common stock reserved for future grant or issuance under the 2018 ESPP;

•	32,064 shares of common stock issuable upon the exercise of outstanding warrants to purchase our common stock outstanding as of March 31, 2019, having an exercise price of $6.24 per share;

•	16,221 shares of our common stock issuable upon the exercise of outstanding warrants to purchase common stock outstanding as of March 31, 2019, having an exercise price of $7.84 per share;

•	18,854 shares of our common stock, issuable upon the exercise of outstanding warrants to purchase common stock outstanding as of March 31, 2019, having an exercise price of $14.85 per share; and

•	7,531 shares of our common stock issuable upon the exercise of outstanding warrants to purchase common stock outstanding as of March 31, 2019, having an exercise price of $21.24 per share.

To the extent that any outstanding options or warrants are exercised, new options are issued under our stock-based compensation plans or we issue additional shares of common stock in the future, there will be further dilution to investors participating in this offering.

Principal stockholders

The following table and footnotes set forth information with respect to the beneficial ownership of our common stock as of March 31, 2019, subject to certain assumptions set forth in the footnote and as adjusted to reflect the sale of the shares of common stock offered in the public offering under this prospectus for:

•	each holder of 5% or more of the outstanding shares of our common stock;
•	each of our named executive officers;
•	each of our directors; and
•	all of our executive officers and directors as a group.

In accordance with SEC rules, each listed person’s beneficial ownership includes:

•	all shares the investor actually owns beneficially or of record;

•	all shares over which the investor has or shares voting or dispositive control (such as in the capacity as a general partner of an investment fund); and

•	all shares the investor has the right to acquire beneficial ownership of within 60 days after March 31, 2019.

Our calculation of the percentage of beneficial ownership prior to this offering is based on 28,024,052 shares of common stock outstanding as of March 31, 2019. The percentage ownership information assumes no exercise of the underwriters’ option to purchase additional shares. Shares of common stock that a person has the right to acquire within 60 days after March 31, 2019 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all directors and executive officers as a group.

Unless otherwise indicated, we believe, based on the information furnished to us, that the persons named in the table below have sole voting and investment power with respect to all securities that they beneficially own, subject to community property laws where applicable. Unless otherwise noted below, the business address of the stockholders listed below is the address of our principal executive office, 455 Mission Bay Boulevard South. Suite 545, San Francisco, CA 94158.

	Shares beneficially owned prior to the offering				Shares beneficially owned after the offering
Name of beneficial owner	Common stock	Options exercisable within 60 days	Aggregate number of shares beneficially owned	%	Aggregate number of shares beneficially owned	%
5% or more stockholders:
Entities affiliated with ARCH Venture Partners(1)	3,361,568	—	3,361,568	12.0%	10.6%
Ever Alpha Fund L.P.(2)	3,294,961	—	3,294,961	11.8%	10.4%
Illumina, Inc.(3)	1,773,530	—	1,773,530	6.3%	5.6%
Entities affiliated with Tao Capital Partners(4)	1,665,838	—	1,665,838	5.9%	5.9%

Named executive officers and directors:
Emily M. Leproust(5)	708,330	331,793	1,040,123	3.7%	3.2%
James M. Thorburn(6)	—	176,749	176,749	*	*
Mark Daniels(7)	21,355	104,569	125,924	*	*
William Banyai(8)	708,330	253,508	961,838	3.4%	3.0%
Robert Chess(9)	69,822	35,521	105,343	*	*
Frederick B. Craves(10)	66,771	—	66,771	*	*
Paul A. Conley	—	—	—	*	*
Keith Crandell(1)	3,361,568	—	3,361,568	12.0%	10.6%
Jan Johannessen	—	—	—	*	*
Xiaoying Mai(11)	—	—	—	*	*
Robert Ragusa(3)	1,773,530	—	1,773,530	6.3%	5.6%
All directors and executive officers as a group(12) (15 persons)	7,472,563	1,338,743	8,634,557	29.4%	26.1%

*	Represents beneficial ownership of less than one percent of the outstanding shares of our common stock.

(1)	Based on a Schedule 13G filed by ARCH Venture Fund VII, L.P., or ARCH VII, on February 14, 2019. Consists of (i) 2,407,422 shares held of record by ARCH VII and (ii) 954,146 shares held of record by ARCH Venture Fund VIII Overage, L.P., or ARCH VIII Overage. ARCH Venture Partners VII, L.P., or the GPLP, is the sole general partner of ARCH VII and ARCH Venture Partners VII, LLC, or the GPLLC, is the sole general partner of the GPLP. ARCH Venture Partners VIII, LLC, or ARCH VIII Partners, is the sole general partner of ARCH VIII Overage. Keith Crandell, Clinton Bybee and Robert Nelsen are the managing directors of the GPLLC and ARCH VIII Partners, and therefore, may be deemed to share voting and dispositive power over the shares held of record by ARCH VII and ARCH VIII Overage. The address for each of the entities identified in this footnote is 8755 West Higgins Road, Suite 1025, Chicago, IL 60631.

(2)	Based on a Schedule 13G filed by Ever Alpha Fund L.P. on February 14, 2019. Consists of 3,294,961 shares held of record by Ever Alpha Fund L.P. Ever Glory Limited is the general partner of Ever Alpha Fund L.P. Ever Glory Limited is a wholly owned subsidiary of Guangfa Xinde Capital Management Limited. Guangfa Xinde Capital Management Limited is a wholly owned subsidiary of Guangfa Investment (Hong Kong) Company Limited. Guangfa Investment (Hong Kong) Company Limited is a wholly owned subsidiary of Guangfa Holding (Hong Kong) Corporation Limited. Guangfa Holding (Hong Kong) Corporation Limited is the wholly owned subsidiary of Guangfa Securities Co., Ltd, a publicly listed company in Hong Kong. Sun Shuming, Lin Zhihai, Qin Li, Sun Xiaoyan, Yang Xiong, Tang Xin. Chan Kalok, Shang Shuzhi, Li Xiulin, Li Yanxi and Liu Xuetao serve on the Board of Directors of Guangfa Securities Co., Ltd and may be deemed to share voting and dispositive power over the shares held by Ever Alpha Fund L.P. The address of Ever Alpha Fund L.P. is Fl 16th, 183rd Tianhebei Rd, Guangzhou, PR China.

(3)	Based on a Schedule 13G filed by Illumina, Inc. on April 3, 2019. Consists of 1,773,530 shares held of record by Illumina, Inc. Robert Ragusa is Senior Vice President, Global Quality and Operations of Illumina, Inc., and has sole voting and dispositive power over the shares held of record by Illumina, Inc. The address of Illumina, Inc. is 25861 Industrial Boulevard, Hayward, CA 94545.

(4)	Based on a Schedule 13G filed by Tao Invest LLC on February 12, 2019. Consists of (i) 1,218,815 shares held of record by Tao Invest LLC, (ii) 89,880 shares held of record by Tao Invest II LLC, and (iii) 257,143 shares held of record by Tao Invest III LLC. Tao Capital Management LP is the managing member of each of Tao Invest LLC, Tao Invest II LLC and Tao Invest III LLC. Tao Capital Management Inc is the general partner of Tao Capital Management LP. Nicholas J. Pritzker is the chairman and Joseph I. Perkovich is the president of Tao Capital Management Inc. Each of Tao Capital Management LP, Tao Capital Management Inc, and Messers Pritzker and Perkovich may be deemed to share voting and dispositive power of the shares held of record by Tao Invest LLC, Tao Invest II LLC and Tao Invest III LLC. The address for each of the entities identified in this footnote is 1 Letterman Drive, Building C, Suite 420, San Francisco, CA 94129.

(5)	Consists of (i) 708,330 shares of common stock and (ii) 331,793 shares issuable upon the exercise of early-exercisable stock options, 188,747 of which would be vested within 60 days after March 31, 2019.

(6)	Consists of 176,749 shares issuable upon the exercise of early-exercisable stock options, 47,869 of which would be vested within 60 days after March 31, 2019.

(7)	Consists of (i) 21,355 shares of common stock and (ii) 104,569 shares issuable upon the exercise of early-exercisable stock options, 48,954 of which would be vested within 60 days after March 31, 2019.

(8)	Consists of (i) 708,330 shares of common stock and (ii) 253,508 shares issuable upon the exercise of early-exercisable stock options, 156,128 of which would be vested within 60 days after March 31, 2019.

(9)	Consists of (i) 69,822 shares of common stock and (ii) 35,521 shares issuable upon the exercise of early-exercisable stock options, 11,248 of which would be vested within 60 days after March 31, 2019.

(10)	Consists of 66,771 shares held of record by The Craves Family Foundation. Fred Craves may be deemed to hold sole voting and dispositive power with respect to the shares held by The Craves Family Foundation. Mr. Craves does not have voting and dispositive power over the shares held of record by the Tao Funds. Mr. Craves’ address is 750 Battery Street, Suite 400, San Francisco, CA 94111.

(11)	Xiaoying Mai does not have voting and dispositive power over the shares held of record by Ever Alpha Fund L.P.

(12)	Consists of (i) 7,472,563 shares of common stock and (ii) 1,338,743 shares of common stock that may be acquired pursuant to the exercise of stock options within 60 days after March 31, 2019.

Description of capital stock

General

Our authorized capital stock consists of 100,000,000 shares of common stock, $0.00001 par value per share, and 10,000,000 shares of preferred stock, $0.00001 par value per share, all of which preferred stock will be undesignated. The following information is intended as a summary only and is qualified in its entirety by reference to our amended and restated certificate of incorporation, and amended and restated bylaws, copies of which are incorporated by reference as exhibits to the registration statement, of which this prospectus forms a part, and to the applicable provisions of Delaware General Corporation Law.

Common stock

As of March 31, 2019, we had 28,024,052 shares of common stock issued and outstanding, held of record by approximately 231 stockholders of record. Based on shares outstanding as of March 31, 2019, upon completion of this offering, there will be 31,774,052 shares of our common stock outstanding.

The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Cumulative voting for the election of directors is not provided for in our amended and restated certificate of incorporation, which means the holders of a majority of our shares of common stock can elect all of the directors then standing for election. Subject to preferences that may be applicable to any outstanding convertible preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available for that purpose. See “Dividend policy.” In the event of liquidation, dissolution or winding up of the company, the holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to the prior distribution rights of any outstanding convertible preferred stock. The common stock has no preemptive or conversion rights or other subscription rights. The outstanding shares of common stock are, and the shares of common stock to be issued upon completion of this offering will be, fully paid and non-assessable.

Preferred stock

Our board of directors has the authority, without further action by the stockholders, to issue up to 10,000,000 shares of preferred stock, $0.00001 par value per share, in one or more series. The board of directors also has the authority to designate the rights, preferences, privileges and restrictions of each such series, including dividend rights, preferences, privileges and restrictions of each such series, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences, sinking fund terms and the number of shares constituting any series.

The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of the company without further action by the stockholders. The issuance of convertible preferred stock with voting and conversion rights may also adversely affect the voting power of the holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In certain circumstances, an issuance of preferred stock could have the effect of decreasing the market price of the common stock. As of the closing of our initial public offering, no shares of convertible preferred stock are outstanding. We currently have no plans to issue any shares of convertible preferred stock.

Warrants

As of March 31, 2019, we had warrants outstanding to purchase 74,670 shares of our common stock at exercise prices ranging from approximately $6.24 to $21.24 per share. Each outstanding warrant contains provisions for the adjustment of the exercise price and the number of shares issuable upon exercise in the event of stock dividends, stock splits, reorganizations and reclassifications, consolidations and the like.

Options

As of March 31, 2019, we had outstanding options to purchase 3,932,469 shares of our common stock under our 2018 Plan and 1,397,566 shares remained available for future awards.

Registration rights

Based on the number of shares outstanding as of March 31, 2019, under our amended and restated registration rights agreement, the holders of up to approximately 11.9 million shares of common stock, or their affiliates or transferees, have the right to require us to register their shares under the Securities Act so that those shares may be publicly resold, or to include their shares in any registration statement we file, in each case as described below.

The registration rights terminate with respect to the registration rights of an individual holder on the earliest to occur of (i) five years following the consummation of our initial public offering, (ii) the liquidation, dissolution or indefinite cessation of the business operations of our company, or the closing of a deemed liquidation, dissolution or winding up of our company pursuant to our amended and restated certificate of incorporation, or (iii) such time as Rule 144 or another similar exemption under the Securities Act is available for the sale of such stockholder’s shares.

Demand registration rights

Based on the number of shares outstanding as of March 31, 2019, the holders of approximately      million shares of our common stock (on an as-converted basis), or their transferees, are entitled to certain demand registration rights. The holders of at least a majority of the registrable securities may demand that we effect a registration under the Securities Act covering the public offering and sale of at least the number of registrable securities held by such stockholders having an anticipated aggregate offering price, net of underwriting discounts and commissions, of at least $10,000,000. Upon any such demand, we must effect the registration of such registrable securities that have been requested to register together with all other registrable securities that we may have been requested to register by other stockholders pursuant to the incidental registration rights described below. We are only obligated to effect two registrations in response to these demand registration rights. In the event we are required to effect such a demand registration, we may not effect any other registration of securities for sale for our own account (other than a registration effected solely to implement an employee benefit plan or in certain business combination transactions) within 120 days following the effective date of the demand registration.

Piggyback registration rights

In connection with this offering, certain holders were entitled to, and the necessary percentage of holders waived, their rights to notice of this offering and to include their shares of registrable securities in this offering. If we register any securities for public sale in another offering, including pursuant to any stockholder initiated demand registration, holders of such registrable securities will have the right to include their shares in the registration statement for such offering, subject to certain exceptions. The underwriters of any underwritten offering will have the right to limit the number registrable securities to be included in the registration statement, subject to certain restrictions.

Form S-3 registration rights

We are required to use our best efforts to qualify and remain qualified to register securities pursuant to a registration statement on Form S-3 under the Securities Act. At any time after we are qualified to file a registration statement on Form S-3, the holders of registrable securities anticipated to have an aggregate sale price, net of underwriting discounts and commission, in excess of $5,000,000 may request in writing an unlimited number of registration statements on Form S-3 for the registrable securities held by such requesting holder or holders, and we are required to use our best efforts to effect such registrations.

Expenses of registration

We will pay all registration expenses related to any demand, piggyback or Form S-3 registration, including reasonable fees and disbursements of one special counsel for the holders of such registrable securities, other than underwriting fees, discounts or commissions (if any), which will be borne by the holders of such registrable securities.

Anti-takeover effects of Delaware law and our amended and restated certificate of incorporation and amended and restated bylaws

Our amended and restated certificate of incorporation and our amended and restated bylaws contain certain provisions that could have the effect of delaying, deterring or preventing another party from acquiring control of us. These provisions and certain provisions of Delaware law, which are summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate more favorable terms with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us.

Undesignated preferred stock

As discussed above, our board of directors has the ability to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of our company.

Limits on ability of stockholders to act by written consent or call a special meeting

Our amended and restated certificate of incorporation provides that our stockholders may not act by written consent, which may lengthen the amount of time required to take stockholder actions. As a result, a holder controlling a majority of our capital stock would not be able to amend our bylaws or remove directors without holding a meeting of our stockholders called in accordance with our bylaws.

In addition, our amended and restated bylaws provide that special meetings of the stockholders may be called only by the majority of our board of directors. Stockholders may not call a special meeting, which may delay the ability of our stockholders to force consideration of a proposal or for holders controlling a majority of our capital stock to take any action, including the removal of directors.

Requirements for advance notification of stockholder nominations and proposals

Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors or a committee of our board of directors. These provisions may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

Board classification

Our board of directors is divided into three classes, one class of which is elected each year by our stockholders. The directors in each class serve three-year terms. For more information on the classified board, see “Directors, executive officers and corporate governance” in our 2018 Annual Report. A third party may be discouraged from making a tender offer or otherwise attempting to obtain control of us as it is it more difficult and time-consuming for stockholders to replace a majority of the directors on a classified board.

No cumulative voting

Our amended and restated certificate of incorporation and amended and restated bylaws do not provide for cumulative voting in the election of directors. Cumulative voting allows a stockholder to vote a portion or all of its shares for one or more candidates for seats on the board of directors. Without cumulative voting, a minority stockholder may not be able to gain as many seats on our board of directors as the stockholder would be able to gain if cumulative voting were permitted. The absence of cumulative voting makes it more difficult for a minority stockholder to gain a seat on our board of directors to influence our board’s decision regarding a takeover.

Amendment of charter and bylaws provisions

The amendment of the above provisions of our amended and restated certificate of incorporation requires approval by holders of at least two thirds of our outstanding capital stock entitled to vote generally in the election of directors. The amendment of certain provisions of our bylaws also requires approval by the holders of at least two thirds of our outstanding capital stock entitled to vote generally in the election of directors.

Delaware anti-takeover statute

We are subject to the provisions of Section 203 of the DGCL regulating corporate takeovers. In general, Section 203 prohibits a publicly held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless:

•	prior to the date of the transaction, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, calculated as provided under Section 203; or

•

at or subsequent to the date of the transaction, the business combination is approved by our board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We anticipate that Section 203 may also discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

The provisions of Delaware law and the provisions of our amended and restated certificate of incorporation and amended and restated bylaws, as amended upon the completion of this offering, could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they might also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions might also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders might otherwise deem to be in their best interests.

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware is the sole and exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a breach of fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, any action asserting a claim against us arising pursuant to any provisions of the DGCL, our amended and restated certificate of incorporation or our amended and restated bylaws, any action or proceeding asserting a claim as to which the Delaware General Corporation Law confers jurisdiction upon the Court of Chancery of the State of Delaware or any action asserting a claim against us that is governed by the internal affairs doctrine, subject in each case to the Court of Chancery having personal jurisdiction over the parties named as defendants therein. Our amended and restated certificate of incorporation further provides that the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. Although our amended and restated certificate of incorporation contains the choice of forum provision described above, it is possible that a court could find that such a provision is inapplicable for a particular claim or action or that such provision is unenforceable.

Transfer agent and registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC. The transfer agent and registrar’s address is 6201 15th Avenue, Brooklyn, NY 11219, and its telephone number is (718) 921-8124.

Listing

Our common stock is listed on the Nasdaq Global Select Market under the trading symbol “TWST.”

Shares eligible for future sale

Prior to our initial public offering, there was no public market for our common stock, and we make no prediction as to the effect, if any, that market sales of shares of common stock or the availability of shares of common stock for sale will have on the market price of common stock prevailing from time to time. Nevertheless, sales of substantial amounts of common stock in the public market, or the perception that such sales could occur, could adversely affect the market price of common stock and could impair our future ability to raise capital through the sale of equity securities.

Sale of restricted shares

Based on the number of shares outstanding as of March 31, 2019, when this offering is complete, we will have an aggregate of 31,774,052 shares of common stock outstanding, assuming no exercise of outstanding options or warrants and no exercise of the underwriters’ option to purchase additional shares.

Of the outstanding shares, all of the 3,750,000 shares sold in this offering will be freely tradable, and the 5,750,000 shares sold in our initial public offering, as well as any shares sold in this offering upon exercise of the underwriters’ option to purchase additional shares, are freely tradable in the public market without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act, unless the shares are held by any of our “affiliates” as such term is defined in Rule 144 of the Securities Act. All remaining shares of common stock held by existing stockholders immediately prior to the completion of this offering will be “restricted securities” as such term is defined in Rule 144. These restricted securities were issued and sold by us in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under the Securities Act, including the exemptions provided by Rule 144 or Rule 701, which rules are summarized below.

Lock-up agreements and obligations

We, all of our directors, officers and all of our securityholders have entered into lock-up agreements that generally provide that these holders will not offer, pledge, sell, agree to sell, directly or indirectly, or otherwise dispose of any shares of common stock or any securities convertible into or exchangeable for shares of common stock without the prior written consent of J.P. Morgan Securities LLC and Cowen and Company, LLC for a period of 90 days from the date of this prospectus, subject to certain exceptions. These agreements, and the exceptions thereto, are described beginning on page 48 of this prospectus in the section titled “Underwriting.”

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell such shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon expiration of the lock-up agreements described above, within any three-

month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•

1% of the number of shares of our common stock then outstanding, which will equal approximately 310,240 shares, assuming no exercise of the underwriters’ option to purchase additional shares of common stock, immediately after this offering; or

•	the average weekly trading volume of our common stock on the Nasdaq Global Select Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701, as presently in effect, generally allows a stockholder who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation, or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of the prospectus before selling such shares pursuant to Rule 701.

As of March 31, 2019, 2,936,088 shares of our outstanding stock had been issued in reliance on Rule 701 as a result of exercises of stock options and stock awards. These shares will be eligible for resale in reliance on this rule upon expiration of the lock-up agreements described above.

Registration rights

The holders of an aggregate of approximately 11.9 million shares of our common stock, or their transferees, are entitled to rights with respect to the registration of their shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of such registration. For a further description of these rights, see “Description of capital stock—Registration rights.”

Material U.S. federal income tax considerations for non-U.S. holders

This section discusses the material U.S. federal income tax consequences of the ownership and sale, exchange or other taxable disposition of our common stock sold pursuant to this offering to a “non-U.S. holder” (as defined below). This discussion does not provide a complete analysis of all potential tax considerations. The information provided below is based upon provisions of the Internal Revenue Code of 1986, as amended, or Code, Treasury regulations promulgated thereunder, administrative rulings and judicial decisions currently in effect. These authorities may change at any time, possibly on a retroactive basis, or the Internal Revenue Service, or IRS, might interpret the existing authorities differently. In either case, the U.S. federal income tax considerations of owning or disposing of our common stock could differ from those described below. As a result, we cannot assure you that the U.S. federal income tax considerations described in this discussion will not be challenged by the IRS or will be sustained by a court if challenged by the IRS.

This discussion does not address the tax considerations arising under the alternative minimum tax, the net investment income tax, the laws of any state, local or non-U.S. jurisdiction, or under U.S. federal gift and estate tax laws. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies or other financial institutions;

•	partnerships or entities or arrangements treated as partnerships or other pass-through entities for U.S. federal income tax purposes (or investors in such entities);

•	corporations that accumulate earnings to avoid U.S. federal income tax;

•	tax-exempt or governmental organizations or tax-qualified retirement plans;

•	real estate investment trusts or regulated investment companies;

•	controlled foreign corporations or passive foreign investment companies;

•	persons who acquired our common stock pursuant to the exercise of an employee stock option or otherwise as compensation for services;

•	brokers or dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	persons that own, or are deemed to own, more than 5% of our capital stock (except to the extent specifically set forth below);

•	certain former citizens or long-term residents of the United States;

•	persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction;

•	persons who do not hold our common stock as a capital asset within the meaning of Section 1221 of the Code (generally, for investment purposes); or

•	persons deemed to sell our common stock under the constructive sale provisions of the Code.

In addition, if a partnership or entity classified as a partnership for U.S. federal income tax purposes is a beneficial owner of our common stock, the tax treatment of a partner in the partnership or an owner of the entity will depend upon the status of the partner or owner and the activities of the partnership or entity.

Accordingly, this discussion does not address U.S. federal income tax considerations applicable to partnerships that hold our common stock, and partners in such partnerships should consult their tax advisors.

Investors considering the purchase of our common stock should consult their own tax advisors regarding the application of the U.S. federal income, gift and estate tax laws to their particular situations and the consequences of non-U.S., state or local laws, and tax treaties.

Non-U.S. holder defined

For purposes of this section, a “non-U.S. holder” is any holder of our common stock, other than an entity taxable as a partnership for U.S. federal income tax purposes, that is not:

•	an individual who is a citizen or resident of the United States for U.S. federal income tax purposes;

•

a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States, any state therein or the District of Columbia or otherwise treated as such for U.S. federal income tax purposes;

•

a trust that (1) is subject to the primary supervision of a U.S. court and one or more U.S. persons have authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person; or

•	an estate whose income is subject to U.S. federal income tax regardless of source.

If you are a non-U.S. citizen who is an individual, you may, in many cases, be deemed to be a resident alien, as opposed to a nonresident alien, by virtue of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For these purposes, all the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year are counted. Resident aliens are subject to U.S. federal income tax as if they were U.S. citizens. Such an individual is urged to consult his or her own tax advisor regarding the U.S. federal income tax consequences of the ownership and sale, exchange or other taxable disposition of our common stock.

Distributions

In the future, if we make any distributions on shares of our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits will constitute a return of capital that is applied against and reduces, but not below zero, a non-U.S. holder’s adjusted tax basis in shares of our common stock. Any remaining excess will be treated as gain realized on the sale, exchange or other taxable disposition of our common stock. See “—Sale of common stock.”

Subject to the discussion below regarding the Foreign Account Tax Compliance Act, or FATCA, and backup withholding, any distribution made to a non-U.S. holder on our common stock that is not effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States will generally be subject to U.S. withholding tax at a 30% rate. The withholding tax might not apply, however, or might apply at a reduced rate, under the terms of an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence. You should consult your tax advisors regarding your entitlement to benefits under a relevant income tax treaty. Generally, in order for us or our paying agent to withhold tax at a lower treaty rate, a non-U.S. holder must certify its entitlement to treaty benefits. A non-U.S. holder generally can meet this certification requirement by providing an IRS Form W-8BEN, W-8BEN-E (or any successor form to the IRS Form W-8BEN or W-8BEN-E) to us or our paying agent. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent. The non-U.S. holder’s agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. If you are eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty, you may obtain a refund or credit from the IRS of any excess amounts withheld by filing an appropriate claim for a refund with the IRS in a timely manner.

Distributions received by a non-U.S. holder that are effectively connected with a U.S. trade or business conducted by the non-U.S. holder, and, if required by an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence, are attributable to a permanent establishment maintained by the non-U.S. holder in the United States, are not subject to the 30% withholding tax. To obtain this exemption, a non-U.S. holder must provide us with an IRS Form W-8ECI properly certifying such exemption. Such effectively connected distributions, although not subject to U.S. withholding tax, are generally taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits. In addition to the graduated tax described above, distributions received by corporate non-U.S. holders that are effectively connected with a U.S. trade or business of the corporate non-U.S. holder may also be subject to a branch profits tax equal to 30% of its effectively connected earnings and profits for the taxable year, as adjusted for certain items, although an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence might provide for a lower rate.

Sale of common stock

Subject to the discussion below regarding FATCA and backup withholding, non-U.S. holders will generally not be subject to U.S. federal income tax on any gains realized on the sale, exchange or other taxable disposition of our common stock unless:

•

the gain (1) is effectively connected with the conduct by the non-U.S. holder of a U.S. trade or business and (2) if required by an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence, is attributable to a permanent establishment (or, in the case of an individual, a fixed base) maintained by the non-U.S. holder in the United States (in which case the special rules described below apply);

•

the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the sale, exchange or other taxable disposition of our common stock, and certain other requirements are met (in which case the gain would be subject to a flat 30% tax, or such reduced rate as may be specified by an applicable income tax treaty, which may be offset by certain U.S.-source capital losses, even though the individual is not considered a resident of the United States, provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses); or

•	the rules of the Foreign Investment in Real Property Tax Act, or FIRPTA, treat the gain as effectively connected with a U.S. trade or business.

The FIRPTA rules may apply to a sale, exchange or other taxable disposition of our common stock if we are at the time of the sale, exchange, or other taxable disposition, or were within the shorter of the five-year period preceding the disposition and the non-U.S. holder’s holding period, a “United States real property holding corporation,” or USRPHC. In general, we would be a USRPHC if the fair market value of our “U.S. real property interests” comprised at least half of the fair market value of our business assets and our U.S. and non-U.S. real property interests. If we are or become a USRPHC, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as “U.S. real property interests” subject to the FIRPTA rules only if a non-U.S. holder actually owns or constructively holds more than 5% of our outstanding common stock at any time within the shorter of the five-year period preceding the disposition and the non-U.S. holder’s holding period. Currently, we believe we are not, and do not anticipate becoming, a USRPHC.

If any gain from the sale, exchange or other taxable disposition of our common stock (1) is effectively connected with a U.S. trade or business conducted by a non-U.S. holder and (2) if required by an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence, is attributable to a permanent establishment (or, in the case of an individual, a fixed base) maintained by such non-U.S. holder in the United States, then the gain generally will be subject to U.S. federal income tax at the same graduated rates applicable to U.S. persons, net of certain deductions and credits. If the non-U.S. holder is a corporation, under certain circumstances, that portion of its earnings and profits that is effectively connected with its U.S. trade or business, subject to certain adjustments, generally would be subject to a “branch profits tax.” The branch profits tax rate is equal to 30% of its effectively connected earnings and profits for the taxable year, as adjusted for certain items, although an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence might provide for a lower rate.

Backup withholding and information reporting

Payments of dividends on our common stock will not be subject to backup withholding, provided the non-U.S. holder certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI (and we or our paying agent do not have actual knowledge or reason to know the holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied), or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any dividends on our common stock paid to the non-U.S. holder, regardless of whether any tax was actually withheld. Copies of these reports may be made available to tax authorities in the country where the non-U.S. holder resides. In addition, proceeds of the sale or other taxable disposition of our common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting if the applicable withholding agent receives the certification described above or the non-U.S. holder otherwise establishes an exemption. Proceeds of a disposition of our common stock conducted through a non-U.S. office of a non-U.S. broker that does not have certain enumerated relationships with the United States generally will not be subject to backup withholding or information reporting. The backup withholding rate is currently 24%.

Backup withholding is not an additional tax. Any amounts withheld from a payment to a holder of our common stock under the backup withholding rules can be credited against any U.S. federal income tax liability of the holder and may entitle the holder to a refund from the IRS, provided that the required information is furnished to the IRS in a timely manner.

Foreign account tax compliance act, or FATCA

FATCA imposes U.S. federal withholding tax of 30% on certain types of U.S. source “withholdable payments” (including dividends and the gross proceeds from the sale, exchange or other taxable disposition of U.S. stock) to “foreign financial institutions,” which are broadly defined for this purpose, and other non-U.S. entities in connection with the failure to comply with certain certification and information reporting requirements regarding U.S. account holders or owners of such institutions or entities. The obligation to withhold under FATCA applies to any dividends on our common stock. While withholding under FATCA would have applied also, to gross proceeds from the sale, exchange or other taxable disposition of our common stock paid after December 31, 2018 and to certain “pass-thru” payments received with respect to instruments held through foreign financial institutions after the later of December 31, 2018 and the date on which applicable final

Treasury regulations are issued, recently proposed Treasury regulations eliminate FATCA withholding on payments of gross proceeds entirely and limit FATCA withholding on these “pass-thru” payments to those payments made two years after the date on which applicable final Treasury regulations are issued. Taxpayers generally may rely on these proposed Treasury regulations until final Treasury regulations are issued. An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this paragraph. Non-U.S. holders should consult their own tax advisors regarding the possible implications of FATCA on their investment in our common stock.

The preceding discussion of U.S. federal income tax considerations is for general information only. It is not tax advice. Each prospective investor should consult its own tax advisor regarding the particular U.S. federal, state, local and non-U.S. tax consequences of the sale, exchange or other taxable disposition of our common stock, including the consequences of any proposed change in applicable laws.

Underwriting

We are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC, Cowen and Company, LLC and Evercore Group L.L.C. are acting as joint book-running managers of the offering and as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of shares
J.P. Morgan Securities LLC	1,743,750
Cowen and Company, LLC	993,750
Evercore Group L.L.C.	750,000
Robert W. Baird & Co. Incorporated	262,500

Total	3,750,000

The underwriters are committed to purchase all the shares of common stock offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $0.756 per share. After the initial offering of the shares to the public, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

The underwriters have an option to buy up to 562,500 additional shares of common stock from us. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional shares. If any shares are purchased with this option to purchase additional shares, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $1.26 per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without exercise of option to purchase additional shares	With full exercise of option to purchase additional shares
Per share	$1.26	$1.26
Total	$4,725,000	$5,433,750

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $1.0 million. We have agreed to reimburse the underwriters for expenses relating to the clearance of this offering with the Financial Industry Regulatory Authority, Inc. (in an amount not to exceed $40,000).

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933, as amended, or the Securities Act, relating to, any shares of our common stock or any securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of J.P. Morgan Securities LLC and Cowen and Company, LLC for a period of 90 days after the date of this prospectus, other than (i) the shares of our common stock to be sold hereunder, or (ii) any shares of our common stock issued upon the exercise of options granted under our existing equity incentive plans.

Our directors and executive officers, and certain of our stockholders have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of 90 days after the date of this prospectus, may not, without the prior written consent of J.P. Morgan Securities LLC and Cowen and Company, LLC, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such directors, executive officers and stockholders in accordance with the rules and regulations of the Securities and Exchange Commission and securities which may be issued upon exercise of a stock option or warrant), or publicly disclose the intention to make any offer, sale, pledge or disposition, (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise or (3) make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock.

The restrictions described in the immediately preceding paragraph do not apply to, among other items:

•	transfers or dispositions of shares of common stock:

•	as a bona fide gift;

•	to any trust for the direct or indirect benefit of the party subject to the lock-up restrictions or the immediate family of such person;

•	to any corporation, partnership, limited liability company or other entity under the ownership of the party subject to the lock-up restrictions or the immediate family of such person;

•	by will, other testamentary document or intestate succession to the legal representative, heir, beneficiary or a member of the immediate family of the party subject to the lockup restrictions;

•	as distributions to partners, members or stockholders of the party subject to the lock-up restrictions; and

•	as transfers to affiliates, investment funds or other entities controlled or managed by the party subject to the lock-up restrictions,

provided that in the case of any transfer or distribution pursuant to the above six subclauses, (i) each transferee, donee or distributee shall sign and deliver a lock-up letter in the form executed by the party subject to the lock up restrictions and (ii) no filing or other public announcement under Section 16(a)of the Exchange Act of 1934, as amended, or the Exchange Act shall be required or shall be voluntarily made during the restricted period (other than a filing on Form 5 or a required filing on a Schedule 13F or 13G);

•

the transfer pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction made to all holders of our common stock involving a change of control; provided that in the event such tender offer, merger, consolidation or other such transaction is not completed, the shares of our common stock shall remain subject to the lock-up restrictions;

•

the exercise of outstanding warrants or options to purchase shares of common stock granted under any stock incentive plan or stock purchase plan of the Company, provided that the underlying shares shall continue to be subject to the lock-up restrictions;

•

the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock, provided that (i) such plan does not provide for the transfer of shares of common stock during the restricted period and (ii) no filing under the Exchange Act or other public announcement shall be required or voluntarily made by or on behalf of the party subject to the lock-up restrictions regarding the establishment of such plan;

•

the transfer or disposition of shares of common stock acquired in this offering or on the open market following this offering, provided that no filing under the Exchange Act or other public announcement shall be required or voluntarily made in connection with such transfer or disposition during the restricted period (other than a required filing on a Schedule 13F or 13G);

•

transfers or surrenders to us of shares of common stock pursuant to any contractual arrangement that provides us with an option to repurchase such shares in connection with the termination of the party subject to the lock-up’s employment or service relationship with us, or pursuant to a right of first refusal with respect to transfers of such shares of common stock or other securities, or on a cashless or “net exercise” basis or to cover tax withholding obligations of the party subject to the lock-up, in connection with the vesting or exercise of such shares of common stock or other securities, provided that any filing under Section 16 of the Exchange Act shall clearly indicate in the footnotes thereto that the filing relates to such circumstances described above and no other public announcement shall be required or voluntarily made in connection with such transfers or surrenders; and

•

transfers or dispositions of shares of common stock by operation of law pursuant to a qualified domestic order or in connection with a divorce settlement or other court order, provided that the recipient of such shares shall execute and deliver to J.P. Morgan Securities LLC and Cowen and Company, LLC a lock-up letter in the form of this Letter Agreement, provided, further that any filing under Section 16 of the Exchange Act shall clearly indicate in the footnotes that the filing relates to the circumstances described above and no other public announcement shall be required or voluntarily made in connection with such transfer or disposition.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

Our common stock is listed on the Nasdaq Global Select Market under the symbol “TWST.”

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the Nasdaq Global Select Market, in the over-the-counter market or otherwise.

Selling restrictions

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Notice to prospective investors in the European economic area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, no offer of shares may be made to the public in that Relevant Member State other than:

a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

b)	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the underwriters; or

c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall require the Company or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the underwriters and the Company that it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive.

In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (as amended, including by Directive 2010/73/EU), and includes any relevant implementing measure in the Relevant Member State.

Notice to prospective investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”) or otherwise in circumstances which have not resulted and will not result in an offer to the public of the shares in the United Kingdom within the meaning of the Financial Services and Markets Act 2000.

Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons.

Notice to prospective investors in Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to prospective investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX or on any other stock exchange or regulated trading facility in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company or the shares has been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, or FINMA, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to prospective investors in the Dubai international financial centre, or DIFC

This document relates to an Exempt Offer in accordance with the Markets Rules 2012 of the Dubai Financial Services Authority, or DFSA. This document is intended for distribution only to persons of a type specified in the Markets Rules 2012 of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for this document. The securities to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this document you should consult an authorized financial advisor.

In relation to its use in the DIFC, this document is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the DIFC.

Notice to prospective investors in the United Arab Emirates

The shares have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Centre) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority or the Dubai Financial Services Authority.

Notice to prospective investors in Australia

This prospectus:

•	does not constitute a product disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth) of the Corporations Act;

•

has not been, and will not be, lodged with the Australian Securities and Investments Commission, or ASIC, as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document under Chapter 6D.2 of the Corporations Act;

•

does not constitute or involve a recommendation to acquire, an offer or invitation for issue or sale, an offer or invitation to arrange the issue or sale, or an issue or sale, of interests to a “retail client” (as defined in section 761G of the Corporations Act and applicable regulations) in Australia; and

•

may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, or Exempt Investors, available under section 708 of the Corporations Act.

The shares may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the shares may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any shares may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the shares, you represent and warrant to us that you are an Exempt Investor.

As any offer of shares under this document will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the shares you undertake to us that you will not, for a period of 12 months from the date of issue of the shares, offer, transfer, assign or otherwise alienate those securities to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

Notice to prospective investors in Japan

The shares have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of the shares nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.

Notice to prospective investors in Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Warning

The contents of this document have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this document, you should obtain independent professional advice.

Notice to prospective investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

a)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

b)	where no consideration is or will be given for the transfer;

c)	where the transfer is by operation of law;

d)	as specified in Section 276(7) of the SFA; or

e)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Notice to prospective investors in Bermuda

Shares may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act of 2003 of Bermuda which regulates the sale of securities in Bermuda. Additionally, non-Bermudian persons (including companies) may not carry on or engage in any trade or business in Bermuda unless such persons are permitted to do so under applicable Bermuda legislation.

Notice to prospective investors in Saudi Arabia

This document may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations as issued by the board of the Saudi Arabian Capital Market Authority, or CMA pursuant to resolution number 2-11-2004 dated 4 October 2004 as amended by resolution number 1-28-2008, as amended, or the CMA Regulations. The CMA does not make any representation as to the accuracy or completeness of this document and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this document. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this document, you should consult an authorised financial adviser.

Notice to prospective investors in the British Virgin Islands

The shares may be offered to persons located in the British Virgin Islands who are “qualified investors” for the purposes of SIBA. Qualified investors include (i) certain entities which are regulated by the Financial Services Commission in the British Virgin Islands, including banks, insurance companies, licensees under SIBA and public, professional and private mutual funds; (ii) a company, any securities of which are listed on a recognised exchange; and (iii) persons defined as “professional investors” under SIBA, which is any person (a) whose ordinary business involves, whether for that person’s own account or the account of others, the acquisition or disposal of property of the same kind as the property, or a substantial part of the property of the Company; or (b) who has signed a declaration that he, whether individually or jointly with his spouse, has net worth in excess of US$1,000,000 and that he consents to being treated as a professional investor.

Notice to prospective investors in China

This prospectus does not constitute a public offer of shares, whether by sale or subscription, in the People’s Republic of China, or the PRC. The shares are not being offered or sold directly or indirectly in the PRC to or for the benefit of, legal or natural persons of the PRC.

Further, no legal or natural persons of the PRC may directly or indirectly purchase any of the shares or any beneficial interest therein without obtaining all prior PRC’s governmental approvals that are required, whether statutorily or otherwise. Persons who come into possession of this document are required by the issuer and its representatives to observe these restrictions.

Notice to prospective investors in Korea

The shares have not been and will not be registered under the Financial Investments Services and Capital Markets Act of Korea and the decrees and regulations thereunder, or the FSCMA, and the shares have been and will be offered in Korea as a private placement under the FSCMA. None of the shares may be offered, sold or delivered directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the FSCMA and the Foreign Exchange Transaction Law of Korea and the decrees and regulations thereunder, or the FETL. Furthermore, the purchaser of the shares shall comply with all applicable regulatory requirements (including but not limited to requirements under the FETL) in connection with the purchase of the shares. By the purchase of the shares, the relevant holder thereof will be deemed to represent and warrant that if it is in Korea or is a resident of Korea, it purchased the shares pursuant to the applicable laws and regulations of Korea.

Notice to prospective investors in Malaysia

No prospectus or other offering material or document in connection with the offer and sale of the shares has been or will be registered with the Securities Commission of Malaysia, or Commission for the Commission’s approval pursuant to the Capital Markets and Services Act 2007. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than (i) a closed end fund approved by the Commission; (ii) a holder of a Capital Markets Services Licence; (iii) a person who acquires the shares, as principal, if the offer is on terms that the shares may only be acquired at a consideration of not less than RM250,000 (or its equivalent in foreign currencies) for each transaction; (iv) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RM3 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual; (v) an individual who has a gross annual income exceeding RM300,000 (or its equivalent in foreign currencies) per annum in the preceding twelve months; (vi) an individual who, jointly with his or her spouse, has a gross annual income of RM400,000 (or its equivalent in foreign currencies), per annum in the preceding twelve months; (vii) a corporation with total net assets exceeding RM10 million (or its equivalent in a foreign currencies) based on the last audited accounts; (viii) a partnership with total net assets exceeding RM10 million (or its equivalent in foreign currencies); (ix) a bank licensee or insurance licensee as defined in the Labuan Financial Services and Securities Act 2010; (x) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010; and (xi) any other person as may be specified by the Commission; provided that, in the each of the preceding categories (i) to (xi), the distribution of the shares is made by a holder of a Capital Markets Services Licence who carries on the business of dealing in securities. The distribution in Malaysia of this prospectus is subject to Malaysian laws. This prospectus does not constitute and may not be used for the purpose of public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Commission under the Capital Markets and Services Act 2007.

Notice to prospective investors in Taiwan

The shares have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorised to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the shares in Taiwan.

Notice to prospective investors in South Africa

Due to restrictions under the securities laws of South Africa, the shares are not offered, and the offer shall not be transferred, sold, renounced or delivered, in South Africa or to a person with an address in South Africa, unless one or other of the following exemptions applies:

a)	the offer, transfer, sale, renunciation or delivery is to:

i)	persons whose ordinary business is to deal in securities, as principal or agent;

ii)	the South African Public Investment Corporation;

iii)	persons or entities regulated by the Reserve Bank of South Africa;

iv)	authorised financial service providers under South African law;

v)	financial institutions recognised as such under South African law;

vi)	a wholly-owned subsidiary of any person or entity contemplated in (c), (d) or (e), acting as agent in the capacity of an authorised portfolio manager for a pension fund or collective investment scheme (in each case duly registered as such under South African law); or

vii)	any combination of the person in (a) to (f); or

b)	the total contemplated acquisition cost of the securities, for any single addressee acting as principal is equal to or greater than ZAR 1,000,000.

No “offer to the public” (as such term is defined in the South African Companies Act, No. 71 of 2008 (as amended or re-enacted), or the South African Companies Act) in South Africa is being made in connection with the issue of the shares. Accordingly, this document does not, nor is it intended to, constitute a “registered prospectus” (as that term is defined in the South African Companies Act) prepared and registered under the South African Companies Act and has not been approved by, and/or filed with, the South African Companies and Intellectual Property Commission or any other regulatory authority in South Africa. Any issue or offering of the shares in South Africa constitutes an offer of the shares in South Africa for subscription or sale in South Africa only to persons who fall within the exemption from “offers to the public” set out in section 96(1)(a) of the South African Companies Act. Accordingly, this document must not be acted on or relied on by persons in South Africa who do not fall within section 96(1)(a) of the South African Companies Act (such persons being referred to as “SA Relevant Persons”). Any investment or investment activity to which this document relates is available in South Africa only to SA Relevant Persons and will be engaged in South Africa only with SA relevant persons.

Legal matters

The validity of the issuance of our common stock offered in this prospectus will be passed upon for us by Orrick, Herrington & Sutcliffe LLP, 1000 Marsh Road, Menlo Park, California 94025. Latham & Watkins LLP, 140 Scott Drive, Menlo Park, California 94025, is acting as counsel for the underwriters in connection with this offering. Orrick, Herrington & Sutcliffe LLP and certain attorneys and investment funds affiliated with the firm own 38,041 shares of our common stock.

Experts

The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended September 30, 2018 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Where you can find more information

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to this offering of our common stock. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some items of which are contained in exhibits to the registration statement or incorporated by reference as permitted by the rules and regulations of the Securities and Exchange Commission. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits and the financial statements and notes filed as a part of the registration statement and the documents incorporated by reference herein. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The exhibits to the registration statement should be referenced for the complete contents of these contracts and documents. The Securities and Exchange Commission maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the Securities and Exchange Commission. The address of that website is www.sec.gov.

We are subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, will file periodic reports, proxy statements and other information with the Securities and Exchange Commission. These periodic reports, proxy statements and other information will be available at the website of the Securities and Exchange Commission referred to above.

Incorporation of certain information by reference

The SEC allows us to “incorporate by reference” information from other documents that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. Information in this prospectus supersedes information incorporated by reference that we filed with the SEC prior to the date of this prospectus.

We incorporate by reference into this prospectus and the registration statement of which this prospectus is a part the information or documents listed below that we have filed with the SEC:

•	our Annual Report on Form 10-K for the year ended September 30, 2018, filed with the SEC on December 20, 2018;

•	our Quarterly Reports on Form 10-Q for the quarters ended December 31, 2018 and March 31, 2019, filed with the SEC on February 11, 2019 and May 2, 2019, respectively; and

•	our Current Reports on Form 8-K filed with the SEC on November 7, 2018, November 21, 2018 and February 7, 2019.

We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference, including exhibits to these documents. You should direct any requests for documents to Twist Bioscience Corp., 455 Mission Bay Boulevard South, Suite 545, San Francisco, CA 94158. Copies of the above reports may also be accessed on the SEC’s website at www.sec.gov or our web site at http://www.twistbioscience.com.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed modified, superseded or replaced for purposes of this prospectus to the extent that a statement contained in this prospectus modifies, supersedes or replaces such statement. We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to this offering of our common stock. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some items of which are contained in this prospectus modifies, supersedes or replaces such statement.

3,750,000 shares

Common stock

Prospectus

Joint book running managers

J.P. Morgan	Cowen	Evercore ISI

Lead manager

Baird

May 8, 2019